UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

____________________

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Consolidated Financial Statements

StoneCo Ltd.

December 31, 2019 and 2018 and the three years ended December 31, 2019 with report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

StoneCo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StoneCo Ltd. (the “Company“) as of December 31, 2019 and 2018, the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United Stated) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue from transaction activities and financial income

Description of the Matter

As described in note 3.14, the Company recognizes revenues from transaction activities relating to the fees for the intermediation of electronic payments services, including the capture, transmission, processing and settlement of transactions carried out using credit, debit and meals cards, as well as fees for other services. Revenue from transactions activities is recognized when the transaction is captured net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks given that: (i) the Company is not the primary entity responsible for the authorization, processing and settlement services performed by the payment scheme networks and card issuers; (ii) the Company has no latitude to establish the assessment and interchange fees; (iii) the Company does not collect the interchange fee and the assessment fee is collected on behalf of the clients; and (iv) the Company does not bear the credit risk of the cardholder. Total revenue from transaction activities totaled R$ 862,268, while financial income related to discount fees for the prepayments to the clients totaled R$ 1,352,064. Auditing the Company’s revenue from transaction activities and financial income is complex, as such activities are processed through a complex information technology environment, stem from multiple different contractual arrangements and determining the performance obligations and the timing of revenue recognition under those contractual arrangements was complex and required significant auditor judgement.

How We Addressed the matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over revenue recognition arising from transaction activities and financial income with discount fees for the prepayments to the clients. For example, we involved our Information Technology professionals to assist us in testing the relevant controls over the information systems that are important to the initiation, recording and classification of revenue transactions.

To test revenue from transaction activities and discount fees for the prepayments to clients, our audit procedures included, among others: (i) obtaining copies of customer contracts and comparing terms and conditions with the Company’s evaluation of the related performance obligations; testing the mathematical accuracy of the Company’s calculation of the amount of revenue to be recognized as a percentage of total transaction value; assessing whether the percentages applied to those transactions were in accordance with the contractual agreement with the customer; confirming balances with third parties; and testing the collection of the transactions. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements.

Deferred income tax assets

Description of the Matter

As discussed in Note 3.13.2, the Company has deferred tax assets generated mainly by net tax operating loss carryforwards and temporary differences. Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which temporary differences and tax losses can be utilized and significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the estimated timing and level of future taxable profits, together with future tax planning strategies. As of December 31, 2019, the balance of deferred income tax assets totaled R$ 192,781. Auditing the net deferred tax asset recognized by the Company was challenging due to the level of estimation uncertainty in the assumptions about future market conditions, Company´s performance and other key inputs in the computation of that asset.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management’s plan for future realization of deferred tax assets. For example, we tested controls around the determination of key assumptions used in management´s computation.

To test the net deferred income tax asset, our audit procedures included, among others: comparing the assumptions used by management to the Company´s approved budget; involving of our valuation specialists to assist us in evaluating management assumptions about future market conditions and tax professionals to assist us in assessing the application of tax regulations in management’s computation; evaluating the application of the relevant accounting standard; retrospectively assessing past management estimations about net deferred tax asset recoverability; comparing the prospective financial information and underlying assumptions to industry and economic trends, changes in the entity’s business model, customer base and product mix. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements.

/s/ ERNST & YOUNG Auditores Independentes S.S.

We have served as the Company’s auditor since 2016.

São Paulo, Brazil

March 2, 2020

StoneCo Ltd.

Consolidated statement of financial position

As of December 31, 2019 and 2018

(In thousands of Brazilian Reais)

	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	6	968,342	297,929
Short-term investments	7	2,937,029	2,770,589
Accounts receivable from card issuers	8	14,066,814	9,244,608
Trade accounts receivable	9	249,417	44,616
Recoverable taxes	10	50,426	56,918
Prepaid expenses		12,463	15,066
Derivative financial instruments		14,062	1,195
Other assets		106,345	6,860
		18,404,898	12,437,781
Non-current assets
Receivables from related parties	19	12,837	8,095
Deferred tax assets	11	192,781	262,668
Other assets		44,685	8,507
Investment in associates		28,242	2,237
Property and equipment	12	548,607	266,273
Intangible assets	13	373,699	307,657
		1,200,851	855,437

Total assets		19,605,749	13,293,218

Liabilities and equity
Current liabilities
Accounts payable to clients	14	6,500,071	4,996,102
Trade accounts payable	15	97,825	117,836
Loans and financing	18	2,947,811	761,056
Obligations to FIDC quota holders	18	2,090,894	16,646
Labor and social security liabilities	16	109,013	96,732
Taxes payable	17	44,940	51,569
Derivative financial instruments		1,354	586
Other liabilities		80,619	14,248
		11,872,527	6,054,775
Non-current liabilities
Loans and financing	18	87,483	1,395
Obligations to FIDC quota holders NC	18	1,620,000	2,057,925
Deferred tax liabilities	11	10,687	80,223
Provision for contingencies	20	9,564	1,242
Labor and social security liabilities	16	27,432	-
Other liabilities NC		5,051	4,667
		1,760,217	2,145,452

Total liabilities		13,632,744	8,200,227

Equity	21
Issued capital		62	62
Capital reserve		5,443,786	5,351,873
Treasury shares		(90)	-
Other comprehensive income		(72,335)	(56,334)
Retained earnings (accumulated losses)		600,956	(202,276)
Equity attributable to owners of the parent		5,972,379	5,093,325
Non-controlling interests		626	(334)
Total equity		5,973,005	5,092,991

Total liabilities and equity		19,605,749	13,293,218

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of profit or loss

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2019	2018	2017

Net revenue from transaction activities and other services	23	770,276	514,602	224,215
Net revenue from subscription services and equipment rental	23	331,565	213,679	104,952
Financial income	23	1,287,760	801,322	412,178
Other financial income	23	186,367	49,578	25,273
Total revenue and income		2,575,968	1,579,181	766,618

Cost of services		(426,961)	(323,039)	(224,109)
Administrative expenses		(285,788)	(252,852)	(174,601)
Selling expenses		(360,612)	(190,177)	(92,018)
Financial expenses, net		(353,451)	(301,065)	(237,094)
Other operating expenses, net		(57,691)	(69,264)	(134,151)
	24	(1,484,503)	(1,136,397)	(861,973)

Loss on investment in associates		(810)	(445)	(310)
Profit (loss) before income taxes		1,090,655	442,339	(95,665)

Current income tax and social contribution	11	(217,228)	(154,882)	(5,682)
Deferred income tax and social contribution	11	(69,232)	17,770	(3,622)
Net income (loss) for the year		804,195	305,227	(104,969)

Net income (loss) attributable to:
Owners of the parent		803,232	301,232	(108,731)
Non-controlling interests		963	3,995	3,762
		804,195	305,227	(104,969)
Earnings (loss) per share
Basic earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	22	R$ 2.90	R$ 1.30	(R$ 0.49)
Diluted earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	22	R$ 2.85	R$ 1.29	(R$ 0.49)

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of other comprehensive income

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2019	2018	2017

Net income (loss) for the year		804,195	305,227	(104,969)
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		(15,062)	(13,969)	-
Changes in the fair value of listed securities at fair value through other comprehensive income		(1)	-	-
Gain on available-for-sale financial assets		-	-	2,595
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	7	(938)	954	-
Other comprehensive income (loss) for the year, net of tax		(16,001)	(13,015)	2,595

Total comprehensive income (loss) for the year, net of tax		788,194	292,212	(102,374)

Total comprehensive income (loss) attributable to:
Owners of the parent CI		787,231	287,961	(106,136)
Non-controlling interests		963	4,251	3,762
		788,194	292,212	(102,374)

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of changes in equity

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Trans- actions among share- holders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings (accumulated losses)	Total	Non- controlling interest	Total
Balance as of December 31, 2016		41	944,201	(35,195)	-	14,364	923,370	-	-	(394,287)	529,124	58,118	587,242
Capital increase	21(b)/28	8	527,523	-	-	-	527,523	-	-	-	527,531	1,483	529,014
Repurchase of shares	21(b)	(3)	(280,822)	-	-	-	(280,822)	-	-	-	(280,825)	-	(280,825)
Acquisition of non-controlling interest	28	-	-	(198,013)	-	-	(198,013)	-	-	-	(198,013)	(52,467)	(250,480)
Dilution of non-controlling interest	28	-	-	(4,309)	-	-	(4,309)	-	-	-	(4,309)	4,309	-
Loss for the year		-	-	-	-	-	-	-	-	(108,731)	(108,731)	3,762	(104,969)
Other comprehensive income for the year		-	-	-	-	-	-	-	2,595	-	2,595	-	2,595
Balance as of December 31, 2017		46	1,190,902	(237,517)	-	14,364	967,749	-	2,595	(503,018)	467,372	15,205	482,577
Adoption of new accounting standard (IFRS 9)		-	-	-	-	-	-	-	(45,658)	(490)	(46,148)	(1,146)	(47,294)
Balance as of January 1, 2018		46	1,190,902	(237,517)	-	14,364	967,749	-	(43,063)	(503,508)	421,224	14,059	435,283
Capital increase	21(b)/28	16	4,302,919	-	-	-	4,302,919	-	-	-	4,302,935	1,992	4,304,927
Transaction costs	1.1	-	(75,774)	-	-	-	(75,774)	-	-	-	(75,774)	-	(75,774)
Repurchase and cancelation of shares	21(b)	-	-	-	-	(142,440)	(142,440)	-	-	-	(142,440)	-	(142,440)
Issuance of shares for business acquisition		-	22,000	-	-	-	22,000	-	-	-	22,000	-	22,000
Reclassification of share-based payments liability to equity	26	-	-	-	-	217,487	217,487	-	-	-	217,487	-	217,487
Grant of share-based payments	26	-	-	-	-	46,091	46,091	-	-	-	46,091	-	46,091
Acquisition of non-controlling interest	28	-	-	13,841	-	-	13,841	-	-	-	13,841	(20,636)	(6,795)
Net income for the year		-	-	-	-	-	-	-	-	301,232	301,232	3,995	305,227
Other comprehensive income for the year		-	-	-	-	-	-	-	(13,271)	-	(13,271)	256	(13,015)
Balance as of December 31, 2018		62	5,440,047	(223,676)	-	135,502	5,351,873	-	(56,334)	(202,276)	5,093,325	(334)	5,092,991
Repurchase of shares	21(b)	-	-	-	-	-	-	(90)	-	-	(90)	-	(90)
Share-based payments	26	-	-	-	-	30,786	30,786	-	-	-	30,786	1	30,787
Deferred tax benefit of tax deductible goodwill from purchased noncontrolling interests	21(d)	-	-	-	61,127	-	61,127	-	-	-	61,127	-	61,127
Net income for the year		-	-	-	-	-	-	-	-	803,232	803,232	963	804,195
Dividends paid		-	-	-	-	-	-	-	-	-	-	(4)	(4)
Other comprehensive income for the year		-	-	-	-	-	-	-	(16,001)	-	(16,001)	-	(16,001)
Balance as of December 31, 2019		62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of cash flows

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

	Notes	2019	2018	2017
Operating activities
Net income (loss) for the year		804,195	305,227	(104,969)
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	12(a)	163,396	92,333	57,208
Deferred income tax and social contribution	11	69,232	(17,770)	3,622
Loss on investment in associates		810	445	310
Other financial costs and foreign exchange, net		110,744	126,756	71,920
Provision for contingencies	20	9,420	778	424
Share-based payments expense	26	30,787	46,091	138,937
Allowance for expected credit losses	8/9	33,926	14,272	2,716
Impairment of intangible assets	13	-	4,764	-
Loss on disposal of property, equipment and intangible assets	29	14,639	10,712	5,461
Fair value adjustment in financial instruments		(17,446)	-	-
Fair value adjustment in derivatives		(12,099)	(609)	-
Remeasurement of previously held interest in subsidiary acquired	5	-	(21,441)	-
Others		-	(416)	(3,582)
Working capital adjustments:
Accounts receivable from card issuers		(4,779,467)	(3,990,395)	(1,774,348)
Receivables from related parties		(1,132)	3,986	(7,052)
Recoverable taxes		(67,791)	(98,695)	(33,709)
Prepaid expenses		2,603	(4,675)	(6,418)
Trade accounts receivable and other assets		(284,982)	(36,855)	(15,627)
Accounts payable to clients		245,866	570,132	210,251
Taxes payable		238,967	183,921	33,635
Labor and social security liabilities		39,713	59,069	15,892
Provision for contingencies		(1,098)	(22)	(51)
Other liabilities		(3,434)	50,910	24,734
Interest paid		(268,453)	(141,447)	(47,501)
Interest income received, net of costs		1,191,136	514,788	147,444
Income tax paid		(171,313)	(87,442)	(3,246)
Net cash used in operating activities		(2,651,781)	(2,415,583)	(1,283,949)

Investing activities
Purchases of property and equipment	29	(333,568)	(140,887)	(140,982)
Purchases and development of intangible assets	29	(66,381)	(44,838)	(21,283)
Acquisition of subsidiary, net of cash acquired		-	(2,940)	-
Proceeds from (acquisition of) short-term investments, net		(21,930)	(2,557,312)	(145,517)
Proceeds from the disposal of non-current assets	29	1,104	13,421	9,028
Acquisition of interest in associates		(16,789)	(4,549)	(1,220)
Proceeds from the disposal of assets held for sale		-	-	300
Net cash used in investing activities		(437,564)	(2,737,105)	(299,674)

Financing activities
Proceeds from borrowings	18(g)	2,958,838	746,909	-
Payment of borrowings		(801,849)	(3,665)	(11,655)
Proceeds from FIDC quota holders	18(g)	1,640,000	10,000	2,053,273
Payment of leases	18(g)	(38,023)	(14,296)	(12,983)
Capital increase, net of transaction costs	21/28	-	4,229,153	529,014
Repurchase of shares	21(b)	(90)	(142,440)	(280,825)
Acquisition of non-controlling interests		(923)	(30,773)	(223,399)
Dividends paid to non-controlling interests		(4)	-	-
Net cash provided by financing activities		3,757,949	4,794,888	2,053,425

Effect of foreign exchange on cash and cash equivalents		1,809	13,777	1,504
Change in cash and cash equivalents		670,413	(344,023)	471,306

Cash and cash equivalents at beginning of year	6	297,929	641,952	170,646
Cash and cash equivalents at end of year	6	968,342	297,929	641,952
Change in cash and cash equivalents		670,413	(344,023)	471,306

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is Harbour Place, 103 South Church Street in George Town, Grand Cayman. The Company’s principal business office is located in the city of São Paulo, Brazil.

The Company is controlled by HR Holdings, LLC, which owns 69.41% of Class B common shares, whose ultimate parent is an investment fund, VCK Investment Fund Limited SAC, owned by the co-founding individuals. Company’s shares are publicly traded on the Nasdaq Global Market under the symbol “STNE”.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology solutions to clients and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels, which include integration to cloud-based technology platforms, offering services for acceptance of various forms of electronic payment, automation of business processes at the point-of-sale and working capital solutions.

The consolidated financial statements were approved at the Audit Committee meeting on February 27, 2020.

1.1.	Initial Public Offering and Follow On

On October 25, 2018, the Company completed its Initial Public Offering (“IPO”), offering 58,333,333 of its Class A common shares, of which 45,818,182 new shares were offered by the Company and the remaining 12,515,151 shares were offered by the selling shareholders, including the full exercise of the underwriters’ option to purchase 7,608,695 additional shares from the selling shareholders.

The initial offering price was US$ 24.00 per Class A common share, resulting in gross proceeds of US$ 1,103,822 thousand. The Company received net proceeds of US$ 1,060,544 thousand (or R$ 3,923,785), after deducting US$ 43,278 thousand in underwriting discounts and commissions. Additionally, the Company incurred in US$ 20,471 thousand (or R$ 75,774) regarding other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-227634), which was declared effective by the Securities and Exchange Commission on October 24, 2018. The common shares began trading on the Nasdaq Global Select Market on October 25, 2018 under the symbol “STNE”.

Simultaneously with the IPO, the Company entered into an agreement to sell additional 4,166,666 new Class A common shares to a wholly-owned subsidiary of Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the People’s Republic of China (“Ant Financial”), in a placement exempt from registration under the U.S. Securities Act of 1933, as amended. The price per share sold in this placement was the price per share to the public in the IPO, resulting in proceeds of US$ 100 million (or R$ 375,910).

In connection with the consummation of the IPO, the Co-Investment Shares granted to certain employees and represented by common shares in DLP Par Participações S.A. (“DLP Par”) were exchanged for Class A common shares through the execution of a contribution agreement entered into between the Company and each holder of awards under such plans, totaling 5,333,202 shares of the Company after the share split described in Note 21.

On April 1, 2019 the Company filed a follow-on prospectus declared effective by the Securities and Exchange Commission (”SEC”) On April 2, 2019 in which selling shareholders offered 19,500,000 Class A common shares of the Company. The Company did not offer any Class A common shares and did not receive any proceeds from the sale of this shares.

1.2.	Corporate reorganization

In December 2019, the Group reorganized its structure. The assets and liabilities from StoneCo Brasil Participações S.A. (“StoneCo Brasil”) were split into Stone Pagamentos S.A. (“Stone”) and other two new holdings, STNE Participações S.A. (“STNE Par”) and STNE Participações em Tecnologia S.A. (“STNE Par Tec”). StoneCo Brasil was extinct.

The reorganization conducted had the objective to create a more efficient corporate organization structure, allowing for a reduction in administrative expenses. As a result of the reorganization the Company has no more rights under the tax loss carryforwards at StoneCo Brasil, which were no longer recognized.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

2.	Group information

2.1.	Subsidiaries

The consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	2019	2018
DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Employee trust	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
StoneCo Brasil Participações S.A. (“StoneCo Brasil”) (Note 1.2)	Brazil	Holding company	-	100.00
STNE Participações S.A. (“STNE Par”) (Note 1.2)	Brazil	Holding company	100.00	-
STNE Participações em Tecnologia S.A. (“STNE Par Tec”) (Note 1.2)	Brazil	Holding company	100.00	-
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	100.00	99.99
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	100.00	99.99
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	61.79	61.79
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	99.70	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	100.00	99.98
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”) (a)	Brazil	Financial services	100.00	-
Stone Logística Ltda (Stone Log) (b)	Brazil	Logistic services	100.00	-
PDCA S.A. ("PDCA") (c)	Brazil	Merchant acquiring	100.00	-
FIDC TAPSO (Note 3.2.1)	Brazil	Receivables investment fund	100.00	100.00
FIDC AR1 (Note 3.2.1)	Brazil	Receivables investment fund	100.00	100.00
FIDC AR2 (Note 3.2.1)	Brazil	Receivables investment fund	100.00	100.00
FIDC SOMA (Note 3.2.1) (d)	Brazil	Receivables investment fund	100.00	-

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(a)	On July 22, 2019, the Company obtained a license from BACEN to offer credit through Stone SCD which was formed on August 5, 2019 to provide financial solutions to its clients.

(b)	In September 2019, the Company started operating the subsidiary Stone Log, which was formed to provide faster and more efficient service to its clients.

(c)	On July 29, 2019, the Company executed a binding memorandum of understanding to create a partnership with Grupo Globo, the largest media conglomerate in Brazil, targeting the micromerchant space. The partnership will combine Stone’s experience in technology and payments with Grupo Globo’s deep expertise in media and marketing. On August 20, 2019, PDCA was formed to the partnership, as described. The closing of the transaction is subject to certain conditions.

(d)	In October 2019, the Group launched FIDC SOMA used as funding resource to the credit operation. A “Fundo de Investimento em Direitos Créditórios” (“FIDC”) is legally an investment fund authorized by the Brazilian Monetary Council, and specifically designed as investment vehicle for investing in Brazilian credit receivables.

2.2.	Associates

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	2019	2018
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (a)	Brazil	Technology services	48.56	27.06
Collact Serviços Digitais Ltda. (“Collact”) (b)	Brazil	Technology services	25.00	-
VHSYS Sistema de Gestão S.A. (“VHSYS”) (c)	Brazil	Technology services	33.33	-
Alpha-Logo Serviços de Informática S.A. ("Tablet Cloud") (d)	Brazil	Technology services	25.00	-
Trinks Serviços de Internet S.A. ("Trinks") (e)	Brazil	Technology services	19.90	-

(a)	On June 21, 2018, the Group acquired a 27.06% interest in Linked for R$ 2,366 fully paid by December 2018. Linked is an unlisted company based in São Paulo, Brazil, that develops software and services for the food service market. The Group also holds an option to acquire an additional interest, exercisable in the period from 2 to 3 years from the date of the initial acquisition, which would allow the Group to obtain control of Linked. Through this acquisition, the Group expects to obtain synergies in servicing its clients. During the year, the Group acquired additional 21.50% interest in Linked through capital increase of R$ 5,181 of which R$ 2,000 paid in cash, R$ 1,600 by converting credits owned by STNE Par and R$ 1,581 payable until January 2020.

(b)	On February 6, 2019, the Group acquired a 25% interest in Collact, a private company based in the State of São Paulo, Brazil, that develops customer relationship management (“CRM”) software for customer engagement, focused mainly in the food service segment, with which the Company expects to obtain synergies in its services to clients. The Group will pay R$ 1,667 until April 2020 for the acquisition of such interest. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 25% interest in Collact.

(c)	On June 4, 2019, the Group acquired a 33.33% interest in VHSYS, a private company based in the State of Paraná, Brazil, for R$ 13,785 payable until January 2020. The Group also holds an option to acquire an additional interest in the period from 1 to 2 years counted from the date of the initial acquisition. In case of acquisition of the additional interest, the Group will hold 50% of its corporate capital. VHSYS is an omni-channel, cloud-based, Application Programming Interface (“API”) driven, Point of Sale (“POS”) and Enterprise Resource Planning (“ERP”) platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with marketplace, logistics, and e-commerce integrations, among others.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(d)	On August 27, 2019, the Group acquired a 25% interest in Tablet Cloud, a private company based in the State of São Paulo, Brazil, for R$ 1,688. The Group already paid R$ 1,003 and will pay the remaining amount until May 2020. The Group also holds an option to acquire an additional interest in the period from 1.5 to 3 years counted from the date of the initial acquisition. In case of acquisition of the additional interest, the Group will hold 50% of its corporate capital. Tablet Cloud is a white label POS and simple ERP application focused on small and medium businesses with simpler needs. The application runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.

(e)	On November 25, 2019, the Group acquired 19.9% interest in Trinks for R$ 4,493 payable until November 2020. Trinks is an unlisted company based in the State of Rio de Janeiro, Brazil, that develops an integrated solution of management, focused mainly in the beauty service segment. The Group also holds an option to acquire an additional interest in the period from 1.5 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 30.1% interest in Trinks. The Group has determined that Trinks is an associate by its significant influence on the board of directors.

Each of the options described above have been evaluated in accordance with pre-determined formulas and R$ 1,714 were recorded in the consolidated statement of financial position as Derivative financial instruments.

3.	Significant accounting policies

3.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for some short-term investments, investments in equity instruments, accounts receivable from card issuers, some trade accounts receivable and derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Group:

•	has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement(s) with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in the reserve for “Transactions among shareholders.”

3.2.1.	Consolidation of a structured entity

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Based on the contractual terms, the Group assessed that the FIDCs are structured entities under IFRS 10 and that the Group controls them. See 4.8 for further details.

3.3.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker (“CODM”) of the Group, who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of profit or loss, consolidated statement of other comprehensive income and consolidated statement of financial position.

3.4.	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

3.5.	Foreign currency translation

The Group’s consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional currency.

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency for all of the Company’s subsidiaries is also the Brazilian real.

Transactions in foreign currencies are initially recorded by the Group’s entities in Brazilian reais at the spot rate at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated into Brazilian reais using the exchange rates prevailing at the reporting date. Exchange gains and losses arising from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in profit or loss for the year. These mostly arise from transactions carried out by clients with credit and debit cards issued by foreign card issuers, from the translation of the Group’s financial instruments denominated in foreign currencies and acquisition of POS equipment.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.6.	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

3.6.1.	Financial assets

3.6.1.1.	Initial recognition and measurement

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transactions costs, in the case of a financial asset not at FVPL. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 – Revenue from Contracts with Customers.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVPL, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at FVOCI are held within a business model with the objective of both, holding to collect contractual cash flows and selling.

Financial assets at FVPL include financial assets held for trading, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVOCI, as described above, debt instruments may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

3.6.1.2.	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); or

•	Financial assets at FVPL.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.6.1.2.1.	Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade accounts receivable, other assets and loans to directors included under receivables from related parties.

3.6.1.2.2.	Financial assets at FVOCI (debt instruments)

For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. This category is the most relevant to the Group.

The Group’s financial assets at FVOCI includes accounts receivable from card issuers and some short-term investments.

3.6.1.2.3.	Financial assets designated at FVOCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group elected to classify irrevocably its non-listed equity investments under this category, included in short-term investments.

3.6.1.2.4.	Financial assets at FVPL

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes Bonds and Investment funds under short-term investments, which the Group had not irrevocably elected to classify at FVOCI, derivative financial instruments and loans held for sale under trade accounts receivable. Dividends on listed equity investments are also recognized as other income in the statement of profit or loss when the right of payment has been established.

3.6.1.3.	Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The contractual rights to receive cash flows from the asset have expired; or

•	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

3.6.1.4.	Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

The Group applies a simplified approach in calculating ECLs, therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

The Group applies a simplified approach on both Accounts receivable from card issuers and Trade accounts receivable. Accounts receivable from card issuers are considered contract assets that have a maturity of one year or less.

3.6.2.	Financial liabilities

3.6.2.1.	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities include accounts payable to clients, trade and other liabilities, loans and financing including bank overdrafts, and derivative financial instruments.

3.6.2.2.	Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

3.6.2.2.1.	Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. This category includes only derivative financial instruments.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.6.2.2.2.	Financial liabilities at amortized cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. This category is the most relevant to the Group.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

This category includes all financial liabilities, except derivative financial instruments.

3.6.2.3.	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Discount fee charged for the prepayment to clients of their installment receivables from us is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Financial income is recognized once the client has elected for the receivable to be prepaid.

3.6.3.	Fair value of financial instruments

The Group measures financial instruments such as derivatives, at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

• Level I - quoted prices in active markets for identical assets or liabilities;

• Level II - other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

• Level III - techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

3.6.4.	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

3.6.5.	Derivative financial instruments

From time to time, the Group uses derivative financial instruments, such as non-deliverable forward currency contracts to hedge its foreign currency risks. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

The Group does not apply hedge accounting for its derivative financial instruments.

3.7.	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such assets are defined as a lease transaction.

3.7.1.	Group as lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

3.7.1.1.	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Estimated useful lives (years)
Offices	1-10
Vehicles	1-3
Software	3

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

3.7.1.2.	Lease liabilities

At the commencement date of the lease, the Group recognizes under Loans and financing lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

• Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of Offices, Pin Pads & POS, software, vehicles and other equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below US$ 5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

3.7.1.3.	Group as lessor

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

The Group has cancelable month-to-month lease contracts related to electronic transaction capture equipment to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in Net revenue from subscription services and equipment rental.

3.8.	Property and equipment

All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Estimated useful lives (years)
Pin Pads & POS	3
IT equipment and facilities	5-10
Leasehold improvements	3-5
Furniture and fixtures	10
Telephony equipment	5
Vehicles	5

Leasehold improvements and Right-of-use assets are amortized using the straight-line method, over the shorter of the estimated useful life of the asset or the remaining term of the lease.

Assets’ residual values, useful lives and methods of depreciation are reviewed, at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss.

3.9.	Intangible assets, other than goodwill

3.9.1.	Software and development costs

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform are capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete and the asset is ready for use, and are amortized on a straight-line basis, generally over a period of five years. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such asset.

3.9.2.	Other intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets other than (3.9.1) above, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2019, and 2018, the Group does not hold indefinite life intangible assets, except for goodwill.

Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment whenever there is an indication that their carrying amount may be not be recovered. The period and method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The amortization of intangible assets with definite lives is recognized in profit or loss in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below:

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Estimate useful life (years)
Software	5
Customer relationship	10
Trademarks and patents	1-2
Licenses for use	5

Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss.

3.10.	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is any indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit’s (“CGU’s”) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

3.10.1.	Goodwill

Goodwill is monitored by management at the level of the CGU. Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single CGU and, therefore, goodwill impairment test is performed at the single operating segment level.

The Group tests whether goodwill has suffered any impairment on an annual basis at December 31 and when circumstances indicate that the value may be impaired. Impairment losses relating to goodwill cannot be reversed in future periods See Note 13 for a discussion of the model and key assumptions.

3.10.2.	Other non-financial assets

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.11.	Provisions

Provisions for legal claims (labor, civil and tax) are recognized when (i) the Group has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount has been reliably estimated.

If there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as Financial expenses, net.

Where the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

3.12.	Prepaid expenses

Prepaid expenses are recognized as an asset in the statement of financial position. These expenditures include prepaid software licenses, certain consulting services and insurance premiums.

3.13.	Taxes

3.13.1.	Current income and social contribution taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”) on income on the Group’s Brazilian entities. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity and not on a consolidated basis.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. The Brazilian entities of the Group record a monthly provision for IRPJ (25%) and CSLL (9%), on an accrual basis, paying taxes based on the monthly estimate.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to the Company or to any holder of ordinary shares.

3.13.2.	Deferred income and social contribution taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of goodwill or an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

3.13.3.	Sales taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales taxes are recognized as part of the cost of acquiring the asset or expense item, as applicable;

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income
Contribution on gross revenue for social integration program (“PIS”) (a)	1.65%	1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”) (a)	7.60%	7.60%	4.00%
Taxes on service (“ISS”) (b)	2.00%	—	—
Social security levied on gross revenue (“INSS”) (c)	4.50%	—	—

(a)	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 23) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 10) and are offset on a monthly basis against Taxes payable (Note 17) and presented net, as the amounts are due to the same tax authority.

(b)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 23) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(c)	INSS is a social security charge levied on wages paid to employees. The subsidiaries Equals and Mundipagg pay INSS at a rate of 4.50% on gross revenue due to the benefits this regime offers compared with social security tax on payroll.

In addition, please see Note 10 for information in relation to contribution over revenue (PIS and COFINS) paid in the prior periods and recovered subsequently.

3.13.4.	Tax on purchases

Taxes paid on purchase of goods and services can normally be recovered as tax credits, at the following statutory rates:

Rate
Contribution on gross revenue for social integration program (“PIS”)	1.65%
Contribution on gross revenue for social security financing (“COFINS”)	7.60%

3.14.	Revenue and income

3.14.1.	Revenue from contracts with clients

Revenue is recognized when the Group has transferred control of the goods or services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those goods or services. The Group has generally concluded that it is the principal in its revenue arrangements, because it typically controls the goods or services before transferring them to the client. The Group applies the following five steps:

1. Identification of the contract with a client

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when or as the entity satisfies a performance obligation

Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.

Revenue from contracts with clients comprises:

3.14.1.1.	Transaction activities and other services

The Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and voucher cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. The Group allocates the variable fees charged to the day in which it has the contractual right to bill its clients, therefore revenue is recognized at a point in time.

Revenue from transaction activities is recognized net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks, which are pass-through charges collected on their behalf, as the Group does not bear the significant risks and rewards of the authorization, processing and settlement services provided by the payment scheme networks and card issuers.

The Group is an agent in the authorization, processing and settlement of payment transactions as it does not bear the significant risks and rewards of those services as follows:

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

•	The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;

•	The Group has no latitude to establish the assessment and interchange fees, which are set by the payment scheme networks. The Group generally has the right to increase its client discount rate to protect its net commission when interchange and assessment fees are increased by payment schemes networks;

•	The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and

•	The Group does not bear credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks and are generally high credit quality financial institutions. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.

3.14.1.2.	Subscription services and Equipment rental

The Group provides (i) subscription services, such as reconciliation solutions and business automatization solutions, and (ii) operating leases of electronic capture equipment to clients, net of withholding taxes.

The Group’s subscription services generally consist of services sold as part of a new or existing agreement or sold as a separate service. The Group’s subscription services may or may not be considered distinct based on the nature of the services being provided. Subscription service fees are charged as a fixed monthly fee, and the related revenue is recognized over time as control is transferred to the client, either as the subscription services are performed or as the services from a combined performance obligation are transferred to the client (over the term of the related transaction and processing agreement).

The Group accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized within net revenue on a straight-line basis over the contractual lease term, beginning when the client obtains control of the equipment lease. The Group does not manufacture equipment, but purchases equipment from third-party vendors.

3.14.1.3.	Contracts with Multiple Performance Obligations

The Group’s contracts with its clients can consist of multiple performance obligations and the Group accounts for individual performance obligations separately if they are distinct. When equipment or services are bundled in an agreement with a client, the components are separated using the relative stand-alone selling price of the components which is based on the Group’s customary pricing for each element in separate transactions or expected cost plus a margin. In limited situations, the relative stand-alone selling price for an element that cannot be assessed on one of the previous basis, revenue is first allocated to the element where relative stand-alone selling price has been established and the residual amount would be allocated to the element with no relative stand-alone selling price.

3.14.1.4.	Costs to obtain and fulfill a contract

The Group incurs in certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction. The cost comprises mainly commission to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.14.2.	Financial income

Comprised mainly of discount fees charged for the prepayment to clients of their installment receivables from us. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized once the client has elected for the receivable to be prepaid.

3.14.3.	Other financial income

Mainly comprised of interest generated by listed securities bonds, indexed to fixed and floating rates.

3.15.	Financial expenses, net

Financial expenses, net, includes costs on the sale of receivables to banks and interest expense on borrowings, interest to fund FIDC quota holders, foreign currency gains and losses on cash balances denominated in foreign currencies, bank service fees and gains and losses on derivative foreign currency swaps.

3.16.	Employee benefits

3.16.1.	Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

3.16.2.	Share-based payments

The Group has equity settled share-based payment plans, under which the management commits shares to employees and non-employees in exchange for services.

3.16.2.1.	Equity settled transactions

The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. See Note 22.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.16.3.	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

3.17.	Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on a current / non-current classification. An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	held primarily for the purpose of trading;

•	expected to be realized within twelve months after the reporting period;

or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

•	expected to be settled in the normal operating cycle;

•	held primarily for the purpose of trading;

•	due to be settled within twelve months after the reporting period;

or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

3.18.	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or on the basis of its proportionate share in the identifiable net assets of the acquiree. Costs directly attributable to the acquisition are expensed as incurred.

The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability should be recognized in profit or loss.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment at least annually at December 31 or whenever there is an indication that it may be impaired.

Impairment losses relating to goodwill are not reversed in future periods.

3.19.	Investment in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. The Group’s investments in its associate are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and noncontrolling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within Share of profit of an associate in the statement of profit or loss.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

None of the investments in associates presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.

3.20.	New and amended standards and interpretations

3.20.1.	New and amended standards and interpretations adopted

The Group applied IFRS 16 – Leases for the first time. The nature and effect as a result of adoption of this new accounting standard is described below.

Several other amendments and interpretations apply for the first time in 2019, but do not have impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

3.20.1.1.	IFRS 16 - Leases

The Group has adopted IFRS 16 – Leases from January 1, 2019, applying the modified retrospective approach, and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 – Leases and IFRIC 4 - Determining Whether an Arrangement Contains a Lease at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (“short-term leases”), and lease contracts for which the underlying asset is of low value (“low-value assets”).

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 6.8% per year.

Impact of adoption on the statement of financial position (increase/(decrease)) as of January 1, 2019 is as follows:

2019
Assets
Property and equipment (Offices)	35,213
Property and equipment (Vehicles)	5,722
Total assets	40,935

Liabilities
Loans and financing	40,935
Total liabilities	40,935

Impact of adoption on the statement of profit or loss (increase/(decrease)) in the year ended December 31, 2019 is as follows:

2019
Depreciation expense (included in Cost of services)	(665)
Depreciation expense (included in Administrative expenses)	(13,549)
Depreciation expense (included in Selling expenses)	(9,001)
Amortization expense	(4,168)
Expense relating to short-term leases and leases of low-value assets	(183)
Financial expenses, net	(4,904)
Deferred income tax and social contribution	(1,084)
Rent expense (included in Cost of services and Administrative expenses) (*)	27,515
Expense for the period	(6,039)
Attributable to:
Equity holders of the parent	(6,039)
Non-controlling interests	-

(*) Recognized under IAS 17 - Leases

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

From January 1, 2019, the payments of leases (principal and interest) were classified as financing activities, except short- term lease and lease of low-value assets (classified in operating activity), in accordance with IFRS 16 and IAS 7 – Statement of Cash Flows, reducing the cash flows of this activity. The impact of adoption on the statement of cash flows (increase/(decrease)) for the year ended December 31, 2019 is as follows:

2019
Net profit	(6,039)
Depreciation and Amortization	27,383
Other financial costs and foreign exchange, net	4,904
Loss on disposal of property, equipment and intangible assets	(46)
Deferred income tax and social contribution	1,084
Working capital adjustments:
Prepaid Expenses	8,144
Net cash used in operating activities	35,430

Payment of finance leases	(35,430)
Net cash provided by financing activities	(35,430)

There is no impact on other comprehensive income and the basic and diluted EPS.

a) Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of Offices, software and vehicles.

Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in the statement of profit or loss on a straight-line basis over the lease term.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases that it is the lessee, except for short-term leases and leases of low-value assets. The Group recognized lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

b) Amounts recognized in the statement of financial position and profit or loss

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year:

	Right-of-use assets
	Offices	Vehicles	Software	Total	Lease liabilities
As of December 31, 2018	-	-	-	-	-
Initial adoption of IFRS 16	35,213	5,722	-	40,935	40,935
As of January 1, 2019	35,213	5,722	-	40,935	40,935
Additions	69,856	6,346	37,513	113,715	113,715
Depreciation expense	(18,343)	(4,872)	(4,168)	(27,383)	-
Interest expense	-	-	-	-	4,904
Payments	-	-	-	-	(35,430)
Disposals	(134)	(683)	-	(817)	(863)
As of December 31, 2019	86,592	6,513	33,345	126,450	123,261

3.20.1.2.	IFRIC 23 – Uncertainty over Income tax treatments

On June 7, 2017, the IFRS Interpretations Committee (“IFRS IC”) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments.

The IFRS IC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment.

The Group adopted IFRIC 23 on its effective date, January 1, 2019 and had no impacts recognized in its financial statements.

3.20.1.3.	Amendments to IFRS 9: Prepayment Features with Negative Compensation

The IASB (‘Board’) has issued a narrow-scope amendment to IFRS 9 to enable companies to measure at amortized cost some prepayable financial assets with negative compensation. The assets affected, that include some loans and debt securities, would otherwise have been measured at FVPL.

Negative compensation arises where the contractual terms permit the borrower to prepay the instrument before its contractual maturity, but the prepayment amount could be less than unpaid amounts of principal and interest. However, to qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract”. The Group concluded there was no impact of this amendment to IFRS 9 on the Group’s consolidated financial statements.

3.20.1.4.	Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the consolidated financial statements as the Group does not have long-term interests in its associate and joint venture.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3.20.2.	New accounting standards not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

3.20.2.1.	Amendments to IFRS 3: Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

The amendments are effective as from January 1, 2020, and the Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.20.2.2.	Amendments to IAS 1 and IAS 8: Definition of Material

The IASB has made amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

In particular, the amendments clarify:

•	that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and

•	the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

The amendments are effective as from January 1, 2020, and the Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.20.2.3.	Revised Conceptual Framework for Financial Reporting

The IASB has issued a revised Conceptual Framework which will be used in standard-setting decisions with immediate effect. Key changes include:

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

•	increasing the prominence of stewardship in the objective of financial reporting

•	reinstating prudence as a component of neutrality

•	defining a reporting entity, which may be a legal entity, or a portion of an entity

•	revising the definitions of an asset and a liability

•	removing the probability threshold for recognition and adding guidance on derecognition

•	adding guidance on different measurement basis, and

•	stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework from 1 January 2020. These entities will need to consider whether their accounting policies are still appropriate under the revised Framework.

The amendments are effective as from January 1, 2020, and the Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.

4.	Significant judgments, estimates and assumptions

The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Uncertainty about these assumptions and estimated could result in outcome that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date that pose a significant risk of causing a material adjustment to the book value of assets and liabilities in the next fiscal year are described below:

4.1.	Measurement of loss allowance for expected credit losses

4.1.1.	Accounts receivable from card issuers

For Accounts receivable from card issuers, the Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment.

4.1.2.	Trade accounts receivable

The provision rates are based on days past due for groupings of various client’s segments that have similar loss patterns (i.e., by product type, customer type and rating, and coverage by letters of credit and other forms of credit insurance).

The provision is initially based on the Group’s historical observed default rates. The Group calibrates to adjust the historical credit loss experience with forward-looking information every year. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of client’s actual default in the future. The information about the ECLs on the Group’s accounts receivable from card issuers and trade accounts receivable are disclosed in Notes 8 and 9 respectively.

4.2.	Property and equipment and intangible assets useful lives

Property and equipment and intangible assets include the preparation of estimates to determine the useful life for depreciation and amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

In December 2018, the Group reviewed the useful lives of its Property and Equipment and verified that due to technology improvements and use, Pin Pads and POSs should depreciate faster than initially established. Therefore, the Group adjusted the useful life of this group of assets from 5 to 3 years. There is no evidence that indicated that other useful lives should be revised.

Based on past events and future expectations, the Group identified that Pin Pads and POSs have a residual value at the end of their estimated useful life of 30% of the initial cost, except those POSs that are utilized to the micro-merchant market. The Group identified that there is an active market and therefore, deducted the residual value of the initial cost of this group of assets to determine its depreciable cost.

The Group concluded that no additional change on the straight-line depreciation method or estimates was deemed necessary.

The effect of the change in the useful life mentioned above was treated in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors as required by IAS 16 Property, Plant and Equipment which resulted in an increase of R$ 4,602 in the depreciation expense in the 2018 consolidated statement of profit or loss.

4.3.	Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Group uses certain methodologies to estimate fair value which include the following:

•	estimation of fair value based on equity transactions with third parties close to the grant date;

•	other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

4.4.	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. Intangible assets with indefinite useful lives and goodwill are tested for impairment annually at the level of the CGU, as appropriate, and when circumstances indicate that the carrying value may be impaired. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 13.

Technological obsolescence, suspension of certain services and other changes in circumstances that demonstrate the need for recording a possible impairment are also regarded in estimates.

4.5.	Deferred income tax and social contribution

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

4.6.	Provisions for contingencies

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

4.7.	Provision for antifraud losses

A provision is recorded based on the estimated losses related to warranties provided by the Group in relation to the antifraud product sold to clients, under which the Group assumes the risk of losses related to any chargeback occurring within 120 days following the transaction date.

Management estimates the related provision for future losses based on historical losses information, as well as recent trends that might suggest that past cost information may differ from future losses. The assumptions made in relation to the current year are consistent with those in the prior year. Factors that could impact the estimated loss information include the success of the Group’s fraud prevention initiatives. As of December 31, 2019, this provision had a carrying amount of R$ 925 (2018-R$ 2,861) and is recognized under Other liabilities.

4.8.	Consolidation of structured entities

The Group considers the FIDC AR1, FIDC AR2, FIDC TAPSO and FIDC SOMA to be structured entities as defined by IFRS 10. The Group holds all subordinated quotas issued by the FIDCs AR, representing approximately 10% of the total outstanding quotas, FIDC TAPSO representing approximately 99% and FIDC SOMA representing 100%, while third-party partners hold all senior and mezzanine quotas, representing approximately 90% of the total outstanding quotas of FIDCs AR and 1% of TAPSO.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

The bylaws of these FIDCs were established by us at their inception, and grant us significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by these FIDCs. In addition, senior and mezzanine quota holders receive a remuneration and must be fully redeemed by us at the maturity date. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns.

In accordance with IFRS 10, the Group concluded it controls FIDC AR1, FIDC AR2, FIDC TAPSO and FIDC SOMA, therefore, they are consolidated in the Group’s financial statements. The senior and mezzanine quotas, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense. See Note 18 for further details.

4.9.	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

4.10.	Leases - Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

4.11.	Equipment rental - Estimating the expected life of merchants

The recognition of revenue from equipment rental includes the preparation of estimates to determine the expected life of merchants, with the objective to recognize revenue on a straight-line basis and as a fixed monthly fee. The estimates are related to the average time that the merchant will process the transactions with Stone.

5.	Business combinations

Acquisition of Equals S.A.

On April 25, 2016, the Company’s subsidiary StoneCo Brasil acquired a 30% interest in Equals S.A. (“Equals”) and an option to acquire up to an additional 20% interest for R$ 2,000 adjusted by inflation, exercisable in full or partially at any moment until April 24, 2019.

On September 4, 2018, the Group acquired control of Equals through the exercise of the option and the acquisition of an additional 6% interest of the outstanding equity interest in Equals. In addition, the Group acquired the remaining 44% interest through the issuance of the Company’s shares upon consummation of the Company’s IPO. As a result, the Group obtained the whole ownership of Equals.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Equals’ activities are to provide financial reporting and reconciliation solutions to enable clients to monitor all payment flow data from their providers. The objective of the acquisition was to enable the Group to expand in the Brazilian payments market and to offer additional services and value added to its clients and business partners in the industry.

The consolidated financial statements include the results of Equals for the period from the acquisition date.

i)	Consideration transferred

The fair value of the consideration transferred was as follows:

At September 4, 2018
Cash consideration paid to the selling shareholders (a)	3,000
Shares of the Company issued to selling shareholders (b)	22,000
Total fair value of consideration transferred to selling shareholders	25,000
Capital contribution related to option exercised (c)	2,184
Fair value of previously held interest in Equals	22,816
Total fair value of consideration	50,000

(a)	consideration paid in cash for the acquisition of additional 6% interest, representing 3,600 outstanding shares held by the selling shareholders.

(b)	consideration price for the acquisition of the remaining 44% interest in Equals at fair value of R$ 22,000, through the issuance of 1,856 (after share split 233,856) shares of the Company, transferred to the selling shareholders after completion of the Company’s IPO.

(c)	exercise of the option for, whereby 17,142 new shares of Equals were issued, representing an increase of 20% to the previously held interest.

As a result, in 2018, the Group recognized a gain of approximately R$ 21,441 for the difference between the previously held 50% interest in Equals, after option exercise, at fair value, in the amount of R$ 25,000, and its carrying amount, in the amount of R$ 3,559, including the capital contribution at option exercise. The gain was included in other operating income in the statement of profit or loss for the year ended December 31, 2018.

ii)	Fair value measurement

The fair value of identifiable assets acquired and liabilities assumed of Equals on the acquisition date was as follows:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	60
Trade accounts receivable	798
Other current assets	312
Receivables to related parties	1,057
Property and equipment	428
Intangible assets—Software (internally developed)	34,539
Intangible assets—Customer relationship	2,103
Intangible assets—Non-compete agreement	1,659
Deferred tax assets	108
41,064

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Liabilities
Trade accounts payable	(419)
Labor and social security liabilities	(1,704)
Taxes payable	(225)
Payables to related parties	(244)
Deferred tax liabilities	(12,960)
(15,552)

Net identifiable assets acquired	25,512
Goodwill on acquisition	24,488
Total consideration transferred	50,000

Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of Equals with those of the Group and is entirely allocated to the single Cash Generating Unit (“CGU”) of the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

Intangible assets acquired

Assets	Amount	Method	Expected amortization period
Software (internally developed)	34,355	Multi-period Excess Earnings Method—MEEM	10 years
Customer relationship	2,103	Cost approach	3 years
Non-compete agreement	1,659	With and without method	5 years

The following intangible assets met the criteria in IAS 38—Intangible Assets for preliminary recognition:

iii)	Revenue and profit contribution

From the acquisition date, Equals contributed total revenue and income of R$ 5,389 and pretax income of R$ 669 to the Group’s consolidated statement of profit and loss for the year ended December 31, 2018.

Had the business combination occurred at the beginning of 2018, Equals would have contributed total revenue and income of R$ 14,370 and pretax loss of R$ 385. Therefore, the Group’s consolidated total revenue and income would have been R$ 1,588,161 and the pretax income would have totaled R$ 441,071 for the year ended December 31, 2018.

iv)	Purchase consideration—cash outflow

Consideration paid in cash	(3,000)
Net cash acquired	60
Net cash flow on acquisition (a)	(2,940)

(a)	Included in the cash flow from investing activities.

v)	Acquisition-related costs

Acquisition-related transaction costs totaling R$ 100 were recognized in other expenses in the statement of profit or loss.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

6.	Cash and cash equivalents

	2019	2018
Short-term bank deposits - denominated in R$	910,080	235,488
Short-term bank deposits - denominated in US$	58,262	62,441
	968,342	297,929

7.	Short-term investments

	2019	2018
Listed securities (a)
Bonds	2,927,002	2,752,743
Unlisted securities (b)
Investment funds	9,787	9,328
Equity securities	240	8,518
	2,937,029	2,770,589

(a)	Listed securities are comprised of public and private bonds with maturities greater than three months, indexed to fixed and floating rates. As of December 31, 2019, listed securities are mainly indexed to 100% CDI rate (2018 – 95% CDI). Liquidity risk is minimal.

(b)	Unlisted securities are comprised of foreign investment fund shares, and ordinary shares in entities that are not traded in an active market. The Group elected to recognize the changes in fair value of the existing equity instruments through OCI. The change in fair value in 2019 of R$ (938) (2018 - R$ 954) was recognized in other comprehensive income.

Short-term investments are denominated in Brazilian reais and U.S. dollars.

8.	Accounts receivable from card issuers

Accounts receivable are amounts due from card issuers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

	2019	2018
Accounts receivable from card issuers (a)	13,595,133	9,195,466
Accounts receivable from other acquirers (b)	478,917	54,968
Allowance for expected credit losses	(7,236)	(5,826)
	14,066,814	9,244,608

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of December 31, 2019, R$ 3,714,422 of the total Accounts receivable from card issuers are held by FIDC AR 1 and AR 2 (2018 – R$ 2,166,132). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

The movement in the allowance for expected credit losses of accounts receivable from card issuers is as follows:

	2019	2018
At January 1	5,826	-
Adoption of new accounting standard (IFRS 9)	-	760
Charge for the year	1,771	5,066
Reversal	(361)	-
At December 31	7,236	5,826

Impairment and risk exposure

In addition to complying with the criteria and policies of card associations for accreditation, the Group has a specific policy setting guidelines and procedures for the accreditation and maintenance process of the clients. The Group records an allowance for expected credit losses of accounts receivable from card issuers based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Note 3.6.1.4 and 4.1 for further details.

Information about the credit quality of accounts receivable and the Group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in Note 27.

9.	Trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to equipment rental and other services and Pin Pads & POS sales to other customers. Trade accounts receivable are generally due between 30 and 60 days, therefore are all classified as current.

	2019	2018
Accounts receivable from clients (a)	108,490	32,823
Loans held for sale (b)	124,661	-
Other trade accounts receivable	39,922	19,538
Allowance for expected credit losses	(23,656)	(7,745)
	249,417	44,616

(a)	Comprised mainly of accounts receivable from equipment rental.

(b)	Comprised of accounts receivable from credit solution.

The Group records an allowance for expected credit losses of trade receivables from the lease of equipment to clients based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Note 3.6.1.4 and 4.1 for further details.

The movement in the allowance for expected credit losses of trade accounts receivables is as follows:

	2019	2018

At January 1	7,745	5,048
Charge for the year	35,695	12,257
Reversal	(3,179)	(3,051)
Write-off	(16,605)	(6,509)
At December 31	23,656	7,745

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

10.	Recoverable taxes

	2019	2018
Withholding income tax on finance income (a)	33,344	52,836
Contributions over revenue (b)	13,576	3,053
Other taxes	3,506	1,029
	50,426	56,918

(a)	This refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to credits taken on contributions on gross revenue for social integration program (PIS) and social security (COFINS) to be offset in the following period against tax payables.

11.	Income taxes

(a)	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Profit (loss) before income taxes	1,090,655	442,339	(95,665)
Brazilian statutory rate	34%	34%	34%
Tax (expense) benefit at the statutory rate	(370,823)	(150,395)	32,526

Additions (exclusions):
Gain from entities not subject to the payment of income taxes	47,782	(3,283)	(37,098)
Interest on capital	10,102	-	-
Other permanent differences	6,039	(2,871)	(3,805)
Equity pickup on associates	(275)	169	105
Unrecorded deferred taxes	(2,030)	(652)	(1,332)
Use of tax losses previously unrecorded	5,163	2,689	218
Unrealized gain on previously held interest on acquisition	-	7,290	-
Tax incentives (i)	5,666	3,300	-
Research and development tax benefit	8,188	4,026	-
Other tax incentives	3,728	2,615	82
Total income tax and social contribution (expense) gain	(286,460)	(137,112)	(9,304)
Effective tax rate	26%	31%	(10)%

Current income tax and social contribution	(217,228)	(154,882)	(5,682)
Deferred income tax and social contribution	(69,232)	17,770	(3,622)
Total income tax and social contribution (expense) gain	(286,460)	(137,112)	(9,304)

(i)	Incentives to cultural and artistic activities (“Rouanet Law”), sports, child and adolescent rights fund and fund for the elderly.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(b)	Deferred income taxes

Net changes in deferred income taxes relate to the following:

	2019	2018

Beginning balance before adoption of new accounting standard	182,445	145,966
Adoption of new accounting standard	-	24,362
Beginning balance after adoption of new accounting standard	182,445	170,328
Losses available for offsetting against future taxable income	(46,177)	(8,328)
Tax credit carryforward	(2,720)	18,762
Tax deductible goodwill on non-controlling interest	61,127	-
Temporary differences under FIDC	(27,806)	(16,095)
Share-based compensation	6,354	16,103
Deferred income taxes arising from business combinations	5,890	(8,672)
Technological innovation benefit	(6,385)	(3,079)
Changes in FVOCI	7,758	7,198
Others	1,608	6,228
Final balance	182,094	182,445

Deferred tax assets on tax losses	124,530	174,380
Tax deductible goodwill on non-controlling interest	61,127	-
Assets at FVOCI	39,060	31,302
Tax credit carryforward	34,932	37,652
Share-based compensation	26,158	19,804
Temporary differences under FIDC	(68,099)	(40,293)
Deferred income taxes arising from business combinations	(30,961)	(36,851)
Technological innovation benefit	(9,464)	(3,079)
Others	4,811	(470)
Deferred tax, net	182,094	182,445

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the loss carryforward can only be used to offset up to 30% of taxable profit for the year.

(c)	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 2,714 (2018 – R$ 5,439) for which a deferred tax asset was not recognized, and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property and equipment

	Balance at 12/31/2017	Business combination	Additions	Disposals	Transfers	Balance at 12/31/2018	Additions	Disposals	IFRS 16 (i)	Balance at 12/31/2019
Cost
Pin Pads & POS	143,837	-	136,819	(25,180)	(515)	254,961	279,818	(21,846)	-	512,933
IT equipment	55,999	576	18,542	(124)	361	75,354	16,963	(661)	-	91,656
Facilities	18,232	-	466	(4,149)	6,576	21,125	1,617	-	-	22,742
Machinery and equipment	12,168	2	1,587	(50)	515	14,222	2,459	(10)	-	16,671
Furniture and fixtures	5,261	6	1,633	(245)	194	6,849	3,795	(156)	-	10,488
Vehicles	414	-	-	(324)	-	90	-	-	-	90
Construction in progress	7,131	-	-	-	(7,131)	-	1,039	(19)	-	1,020
Right-of-use assets - Vehicles (i)	-	-	-	-	-	-	6,346	(1,673)	5,722	10,395
Right-of-use assets - Offices (i)	-	-	-	-	-	-	69,856	(178)	35,213	104,891
	243,042	584	159,047	(30,072)	-	372,601	381,893	(24,543)	40,935	770,886
Depreciation
Pin Pads & POS	(37,757)	-	(44,698)	12,290	421	(69,744)	(79,849)	8,296	-	(141,297)
IT equipment	(7,660)	(152)	(13,971)	-	-	(21,783)	(14,345)	428	-	(35,700)
Facilities	(4,184)	-	(4,711)	1,336	-	(7,559)	(4,210)	-	-	(11,769)
Machinery and equipment	(3,059)	(1)	(2,413)	50	(421)	(5,844)	(3,279)	9	-	(9,114)
Furniture and fixtures	(691)	(3)	(690)	30	-	(1,354)	(838)	31	-	(2,161)
Vehicles	(60)	-	(18)	34	-	(44)	(13)	-	-	(57)
Right-of-use assets - Vehicles (i)	-	-	-	-	-	-	(4,872)	990	-	(3,882)
Right-of-use assets - Offices (i)	-	-	-	-	-	-	(18,343)	44	-	(18,299)
	(53,411)	(156)	(66,501)	13,740	-	(106,328)	(125,749)	9,798	-	(222,279)

Property and equipment, net	189,631	428	92,546	(16,332)	-	266,273	256,144	(14,745)	40,935	548,607

(i) Refers to IFRS 16 adoption. More details on Note 3.20.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(a)	Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	2019	2018	2017

Cost of services	100,070	54,203	31,224
General and administrative expenses	49,358	38,130	25,984
Selling expenses	13,968	-	-
Depreciation and Amortization charges	163,396	92,333	57,208
Depreciation charge	125,749	66,501	32,836
Amortization charge (Note 13)	37,647	25,832	24,372
Depreciation and Amortization charges	163,396	92,333	57,208

Impairment loss and compensation

As of December 31, 2019, 2018 and 2017, there were no indicators of impairment of property and equipment.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible assets

	Balance at 12/31/2017	Business combination	Additions	Disposals	Impairment	Balance at 12/31/2018	Additions	Disposals	Transfers	Balance at 12/31/2019
Cost
Goodwill - acquisition of subsidiaries	118,706	24,488	-	-	-	143,194	-	-	-	143,194
Customer relationship	97,355	2,103	-	(30)	-	99,428	-	(60)	-	99,368
Trademark use right	12,491	-	-	-	-	12,491	-	-	-	12,491
Trademarks and patents	45	1,659	-	-	-	1,704	28	-	-	1,732
Software	43,063	34,544	22,840	-	(4,764)	95,683	41,363	(25,000)	22,566	134,612
Licenses for use - payment arrangements	5,527	-	5,910	-	-	11,437	88	(7)	-	11,518
Software in progress	4,486	-	19,701	(7,071)	-	17,116	25,695	(213)	(22,566)	20,032
Right-of-use assets - Software (i)	-	-	-	-	-	-	37,513	-	-	37,513
Others	700	-	726	(700)	-	726	-	(726)	-	-
	282,373	62,794	49,177	(7,801)	(4,764)	381,779	104,687	(26,006)	-	460,460
Amortization
Customer relationship	(16,811)	-	(9,760)	-	-	(26,571)	(10,582)	60	-	(37,093)
Trademark use right	(12,491)	-	-	-	-	(12,491)	-	-	-	(12,491)
Trademarks and patents	-	-	(113)	-	-	(113)	(335)	-	-	(448)
Software	(17,030)	(5)	(13,311)	-	-	(30,346)	(19,847)	23,678	-	(26,515)
Licenses for use - payment arrangements	(1,236)	-	(2,278)	-	-	(3,514)	(2,533)	1	-	(6,046)
Right-of-use assets - Software (i)	-	-	-	-	-	-	(4,168)	-		(4,168)
Others	(717)	-	(370)	-	-	(1,087)	(182)	1,269	-	-
	(48,285)	(5)	(25,832)	-	-	(74,122)	(37,647)	25,008	-	(86,761)

Intangible assets, net	234,088	62,789	23,345	(7,801)	(4,764)	307,657	67,040	(998)	-	373,699

(i) Refers to IFRS 16 adoption. More details on Note 3.20.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Impairment of intangible assets

As of December 31, 2019, there were no indicators of impairment of finite-life intangible assets. As of December 31, 2018, the Group has recognized an impairment loss on software, in the amount of R$ 4,764.

The Group performs its goodwill impairment testing at the Group’s single CGU level, which is also a single operating and reportable segment.

The Group performed its annual impairment test as of December 31, 2019 and 2018 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

The recoverable amount of the Group’s single CGU is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 9.4% (2018 - 11.8%) and the growth rate applied to perpetuity cash-flow is 5.0% (2018 - 6.0%) that considers long-term local inflation and long-term real growth.

The key assumptions used in value in use calculation and sensitivity to changes in assumptions are as follows:

•	Average free cash flow to equity over the five-year forecast period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.

•	Average annual growth rate over the five-year forecast period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.

•	Considered a pre-tax discount rate applied to cash flow of 9.4% (2018 - 11.8%), based on long-term interest rate, equity risk premium, industry beta and other variables.

•	Considered a perpetuity growth rate of 5.0% (2018 - 6.0%), based on long-term local inflation and real growth.

Therefore, the goodwill impairment testing considered, at once: a decrease of 10.0% of the free cash flow to equity in the first year, a decrease of 10.0% in the growth rate for the second until fifth year, a decrease of 250 basis points in perpetuity rate after the fifth year and an increase of 500 basis points in pre-tax discount rate, and it did not result in the impairment of the goodwill.

14.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

15.	Trade accounts payable

	2019	2018

Domestic trade accounts payable	94,887	115,672
Foreign suppliers	290	1,736
Other	2,648	428
	97,825	117,836

Accounts payable are unsecured and the average payment term is 45 days. The carrying amount of accounts payable approximate their fair value, due to their short-term nature.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

16.	Labor and social security liabilities

	2019	2018

Accrued annual payments and related social charges	85,675	70,063
Labor liabilities and related social charges	50,770	26,669
Total labor and social security liabilities	136,445	96,732
Current	109,013	96,732
Non current	27,432	-

17.	Taxes payable

	2019	2018

Contributions over revenue (PIS and COFINS) (a)	26,613	22,212
Taxes on services (ISS) (b)	6,839	9,504
Withholding income tax (c)	6,130	8,527
Withholding taxes from services taken (d)	2,527	4,838
Income tax (IRPJ and CSLL) (e)	2,181	5,944
Social security levied on gross revenue (INSS) (f)	221	123
Other taxes and contributions	429	421
	44,940	51,569

(a)	PIS and COFINS are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue against Tax liabilities, as the Group acts as agent collecting these taxes on behalf of the Brazilian federal government.

(b)	ISS is recognized as deductions to gross revenue against Tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.

(c)	For some entities in the Group, advances for the payment of income tax expense is recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 10).

(d)	Amount relative to PIS, COFINS and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.

(e)	The expense for current income tax is recognized in the statement of profit or loss under “Income tax and social contribution” against tax payable. However, for some entities in the Group, advances for the payment of income tax expense is recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 10).

(f)	The entities Equals and Mundipagg pay an INSS rate of 4.50% on gross revenue due to the benefits this regime offers to technology companies compared with social security tax on payroll.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

18.	Loans and financing

As of December 31, 2019, and 2018, loans and financing are as follows:

	Average annual interest rate %	Maturity	2019	2018

Obligations to FIDC AR quota holders (a)	106.0% - 106.8% of CDI Rate*	Jun/20, Nov/20, Dec/20, Jul/21	2,070,542	6,408
Obligations to FIDC TAPSO quota holders (b)	115.0% of CDI Rate*	Mar/20	20,352	10,238
Leases (c)	CDI Rate* + 2.1% per year		-	783
Leases (c)	111.0% of CDI Rate*	Jul/20	1,497	1,496
Leases (c)	105.7% - 107.1% of CDI Rate*	Jan/20 - Jun/29	35,778	-
Bank borrowings (d)	108.0% - 121.3% of CDI Rate*	Jan/20 - Mar/20	1,777,083	750
Loans with private entities	109.8% of CDI Rate*	Sep/21	738,456	758,027
Debentures (e)	109.0% of CDI Rate*	Jul/22	394,997	-
Current portion of debt			5,038,705	777,702

Obligations to FIDC AR quota holders (a)	106.0% - 106.8% of CDI Rate*	Jun/20, Nov/20, Dec/20, Jul/21	1,620,000	2,057,925
Leases (c)	111.0% of CDI Rate*	Jul/20	-	1,395
Leases (c)	105.7% - 107.1% of CDI Rate*	Jan/20 - Jun/29	87,483	-
Debentures (e)	109.0% of CDI Rate*	Jul/22	-	-
Non-current portion of debt			1,707,483	2,059,320

Total debt			6,746,188	2,837,022

*	“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil.

(a)	Obligations to FIDC AR quota holders

The FIDC AR1 and FIDC AR2 were launched in June 2017 and November 2017, respectively, and issued senior quotas through a public offering to qualified institutional investors. The purpose of these FIDCs is to acquire receivables arising from credit card transactions and fund the Group’s operations. The Group holds 100% of the subordinated quotas in these entities. Residual returns from these FIDCs, if any, are paid to subordinated quotas.

In 2017 three series of senior quotas were issued, with a total amount of up to R$ 2,059,500 and will mature in 2020. The payment of interest is made every six months and, at the end of the third annual period, the senior quotas must be fully redeemed. The benchmark return rate is 106.8% of the CDI rate.

In June 2019, the fourth series of senior quotas was issued, with an amount of up to R$ 1,620,000, and will mature in 2021. They were issued for 24 months, with a grace period of 18 months to repay the principal amount. During the grace period, the payment of interest will be made every six months. After this period, the amortization of the principal and the payment of interest will be monthly. The benchmark return rate is 106.0% of the CDI rate.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(b)	Obligations to FIDC TAPSO quota holders

In August 2018, the Group raised a total of R$ 10,000, by issuing one-year senior quotas of the FIDC TAPSO to a pool of institutional investors. The senior quotas had a benchmark return rate of 118.0% of the CDI rate per year and received interest payments every six months. In September 2019, these senior quotas were fully redeemed.

In October 2019, the Group raised a total of R$ 20,000, by issuing six-month mezzanine quotas of the FIDC TAPSO to an institutional investor. The mezzanine quotas have a benchmark return rate of 115.0% of the CDI rate per year and, at the end of the six months, they must be fully redeemed.

(c)	Leases

The Group has lease contracts for various items of offices, vehicles and software in its operations (see Note 3.20). The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

(d)	Bank borrowings

In December 2018 the Group had outstanding bank borrowings with an average interest of UMBNDES Rate + 4.0% per year. They were fully redeemed in 2019. During 2019 the Group increased its options of financial funding by issuing CCBs (Bank Credit Notes), maturing in 2020. The principal and the interests will be paid at maturity.

(e)	Loans with private entities

On October 1, 2018, the Group entered into an agreement with SRC Companhia Securitizadora de Créditos Financeiros (“SRC”). The transaction was a revolving loan, at a discount rate equivalent to 103.0% of the CDI Rate, and had a maturity of 12 months. Accounts receivables from card issuers were used as collateral, in the equivalent amount of 106% of loan balance.

In October 2019 the Group renewed this loan contract for another two years, with a discount rate equivalent to 109.8% of the CDI Rate.

(f)	Debentures

On June 12, 2019 Stone approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, received between June and July, maturing in 2022. The Debentures will be secured by Stone’s accounts receivable from card issuers and will bear interest at a rate of 109.0% of the CDI rate. The Debenture contains financial covenants which are under review.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(g)	Changes in loans and financing

	Balance at 12/31/2018	Additions	Payment	Interest	Balance at 12/31/2019

Obligations to FIDC AR quota holders (i)	2,064,333	1,620,000	(180,713)	186,922	3,690,542
Obligations to FIDC TAPSO quota holders	10,238	20,000	(10,734)	848	20,352
Leases (ii)	3,674	154,650	(38,023)	4,457	124,758
Bank borrowings (iii)	750	2,561,360	(798,323)	13,296	1,777,083
Debentures	-	397,478	(13,815)	11,334	394,997
Loans with private entities	758,027	-	(66,717)	47,146	738,456
	2,837,022	4,753,488	(1,108,325)	264,003	6,746,188
Current	777,702				5,038,705
Non current	2,059,320				1,707,483

	Balance at 12/31/2017	Additions	Payment	Interest	Balance at 12/31/2018

Obligations to FIDC AR quota holders	2,065,026	-	(141,297)	140,604	2,064,333
Obligations to FIDC TAPSO quota holders	-	10,000	-	238	10,238
Leases	12,517	4,339	(14,296)	1,114	3,674
Bank borrowings	4,354	-	(3,815)	211	750
Loans with private entities	-	746,909	-	11,118	758,027
	2,081,897	761,248	(159,408)	153,285	2,837,022
Current	22,534				777,702
Non current	2,059,363				2,059,320

(i)	Includes third series of senior quotas for FIDC AR II issued in June 2019 for 24 months.

(ii)	Additions refer to IFRS 16 R$ 40,935 initial impact (see Note 3.20.1.1) and R$ 100,464 for the period of twelve months ended in December 31, 2019.

(iii)	The balance mainly refers to issuances of Cédula de Crédito Bancário (“CCB”), maturing in 2020.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

19.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	2019	2018
Sales of services
Associates (legal and administrative services) (i)	11	159
	11	159
Purchases of goods and services
Entity controlled management personnel (ii)	(10,029)	(7,730)
Associates (transaction services) (iii)	(451)	(397)
	(10,480)	(8,127)

(i)	In 2019, related to services provided to VHSYS. In 2018, related to cost-sharing and checking account agreements with Equals S.A. incurred until the acquisition date.

(ii)	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services provided by Zurich Consultoria e Participações Ltda.

(iii)	Related mainly to commission expenses paid to Collact due to new customer acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

The Group acquired under normal trade terms the following goods and services from entities that are controlled by members of the Group’s management personnel:

•	management and consulting services;

•	travel services; and

•	services related to card transactions.

(b)	Year-end balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2019	2018
Associates	-	13
Loans to key management personnel	6,084	8,082
Convertible loans	6,753	-
Receivables from related parties	12,837	8,095

As of December 31, 2019, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(c)	Key management personnel compensation

Management includes the legal directors of StoneCo plus key executives of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any correlating social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the year ended December 31, 2019 and 2018, compensation expense was as follows:

	2019	2018
Short-term benefits	11,902	5,330
Share-based payments (Note 25)	18,878	19,941
	30,780	25,271

20.	Provision for contingencies

The Group companies are party to labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation. The amount of the judicial deposits as of December 31, 2019 is R$ 15,541 (2018 - R$ 7,712), that are included in other assets in the non-current assets.

Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Total
Balance at December 31, 2017	425	61	486
Additions	840	203	1,043
Reversals	(252)	(13)	(265)
Payments	(22)	-	(22)
Balance at December 31, 2018	991	251	1,242
Additions	10,303	1,810	12,113
Reversals	(1,848)	(1,025)	(2,873)
Interests	142	38	180
Payments	(712)	(386)	(1,098)
Balance at December 31, 2019	8,876	688	9,564

•	MNLT, Stone, Pagar.me, Cappta, Mundipagg and Buy4 are parties to legal suits and administrative proceedings filed with several courts and governmental agencies, in the ordinary course of their operations, involving civil and labor claims.

Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	2019	2018
Civil	59,206	50,473
Labor	4,145	4,348
Total	63,351	54,821

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

The nature of the litigations is summarized as follows:

•	Stone is party to an injunction filed by a financial institution against an accredited client in which Stone was called as a defendant, demanding Stone to refrain from prepayment of receivables related to any credits of the accredited client resulting from credit and debit cards, in addition to requesting that the amounts arising out of the transactions be paid at the bank account maintained at the financial institution that filed such lawsuit. The amount of the lawsuit as of December 31, 2019 is R$ 49,674 (2018 - R$ 44,776).

•	Stone, MNLT, Cappta, Mundipagg and Pagar.me are parties to legal suits filed in several Brazilian courts, in the ordinary course of their operations. These claims are related to: (i) chargeback related claims, which sums R$ 3,915 (2018 - R$ 2,205); (ii) issues related to the bank slip product, totaling R$ 440 (2018 – R$ 446); and (iii) disputes related to merchants of credit card receivables, totaling R$ 1,499 (2018 – R$ 555).

21.	Equity

(a)	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

(b)	Subscribed and paid-in capital and capital reserve

In October 2018, immediately prior to the completion of the IPO, each of the ordinary voting shares and Class C shares (5,881,050 shares) were converted into Class B common shares, and each of the outstanding ordinary non-voting shares, as Class A common shares. Therefore, the Company has two share classes, Class A and Class B common shares, with the following rights:

•	each holder of Class A common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	each holder of Class B common shares is entitled to 10 votes per share on all matters to be voted on by shareholders generally, including the election of directors;

•	the holders of our Class A common shares and Class B common shares are entitled to dividends and other distributions as may be recommended and declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

•	upon our liquidation, dissolution or winding up, each holder of Class A common shares and Class B common shares will be entitled to share equally on a pro rata basis in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

At the Extraordinary General Meeting of Shareholders held on October 11, 2018, the Company’s shareholders approved a capital stock share split with a ratio to be determined by the Board of Directors. On October 14, 2018, the Board of Directors of the Company approved the 126:1 (one hundred twenty-six for one) share split ratio. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Below are the issuances and repurchases of shares during 2018 and 2019 (after giving effect to the share split and conversion mentioned above):

	Number of shares
	Class A (former Ordinary non-voting)	Class B (former Ordinary voting)	Class C (extinguished)	Total
At December 31, 2017	60,775,470	154,685,538	7,695,072	223,156,080

Issuance	4,276,916	-	-	4,276,916
Initial public offering	54,902,209	(9,084,027)	-	45,818,182
Vested awards	5,742,843	-	-	5,742,843
Repurchase and cancellation	-	-	(1,814,022)	(1,814,022)
Reclassification	-	5,881,050	(5,881,050)	-

At December 31, 2018	125,697,438	151,482,561	-	277,179,999

Issuance	35,655	-	-	35,655
Vested awards	151,182	-	-	151,182
Reclassification	52,804,309	(52,804,309)	-	-

At December 31, 2019	178,688,584	98,678,252	-	277,366,836

In 2017, the Company had capital contributions in which 21,909,132 ordinary non-voting shares (or Class A common shares after reclassification) were issued for an amount of R$527,531 to owners of the parent, and for an amount of R$ 1,483 to non-controlling interest.

In addition, during 2017, the Company repurchased 11,994,444 shares which were cancelled. Total consideration paid for these shares was R$ 280,825.

In January 2018, the Company received capital contributions for an amount of R$ 3,240 for the issuance of 110,250 ordinary non-voting shares (or Class A common shares after reclassification).

In July 2018, 1,814,022 Class C shares were repurchased by the Group for an initial consideration of R$ 63,230, which was subject to an additional payment upon the occurrence of certain events including the completion of an IPO, sale or private placement (“Capital Event”). Given the consummation of the IPO, such additional payment has been determined in R$ 79,210, calculated by multiplying the number of shares that have been redeemed by 90% of the share price in the Capital Event minus the initial consideration, paid on October 29, 2018, totalizing R$ 142,440.

As mentioned in Note 26, the Group granted 5,701,374 new awards of restricted share units (“RSUs”), stock options and incentive shares. Approximately 1,134,000 awards were reserved as anti-dilutive shares to be issued to the Company’s controlling shareholders pro-rata upon vesting of the granted RSUs and stock option award.

As a result of the completion of the IPO described in Note 1, new shares were issued in October 2018 as follows:

(i)	45,818,182 new Class A common shares sold by the Company in the IPO;

(ii)	4,906,456 new Class A common shares sold by the selling shareholders in the IPO (and the related conversion of Class B common shares in connection with such sale);

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(iii)	5,543,090 new Class A common shares as a result of the exercise of the underwriters’ option to purchase additional shares from the selling shareholders (and the related conversion of Class B common shares in connection with such sale);

(iv)	4,166,666 new Class A common shares sold by the Company in the placement exempt from registration;

(v)	5,333,202 new Class A common shares issued to certain employees upon consummation of the IPO in exchange for equity awards that they hold in subsidiaries and 939,708 are subject to a lock-up period;

(vi)	146,806 new Class A common shares underlying outstanding RSUs that vested in connection with the IPO plus 28,979 new Class A common shares granted to the founder shareholders as anti-dilutive shares pro rata upon the vesting of such RSUs, both including additional RSU awards vested in connection with the exercise of the underwriters’ option to purchase additional shares from the selling shareholders (Note 26);

(vii)	233,856 new Class A common shares as part of the purchase price consideration for the acquisition of the remaining 44.0% interest in Equals, effective upon the consummation of the IPO (Note 5);

During 2018, the Company received total capital contributions of R$ 4,229,153.

As of December 31, 2019, and 2018, all issued shares were paid in full.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

In April 2019, during the follow-on public offering, the vesting of some RSU awards was accelerated. Accordingly, Class A common shares were issued to our founder shareholders, as anti-dilutive shares. Also, in April, 2019, upon a lock-up period end, some shareholders converted Class B shares to Class A shares.

(c)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

In December 2019, the Company holds 6,870 Class A common shares in treasury.

(d)	Special reserve

Due to the reverse merger of StoneCo Brasil by Stone (see Note 1.2) (an intragroup restructuring of Brazilian subsidiaries), the excess paid to acquire the remaining 10.1% of the outstanding shares of Stone in 2017 (R$ 179,323, as mentioned in Note 28 (a)) will be deductible for the purposes of income tax and social contribution on net income. Thus, Stone has recognized a special reserve in shareholders’ equity in the amount of R$ 61,127 and a deferred tax asset.

22.	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the year.

During 2019 and 2018, the Group had outstanding grants and subsidiary preferred shares, which participated in profit or loss as follows:

•	Liability and equity classified Class C Shares (prior to share reclassification) granted to founders and executives on multiple dates from 2015 through 2017 were issued on July 7, 2017. Upon grant and prior to the issuance of those shares, the founders and executives held a right to participate evenly in dividends when declared on ordinary shares.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

•	A subsidiary of the Group has outstanding liability classified preferred shares to certain employees and business partners. These preferred shares participate evenly with ordinary shareholders of the subsidiary in dividends of the subsidiary when declared.

As these awards participate in dividends, the numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings (losses) as if all earnings (losses) for the year had been distributed. In determining the numerator of basic EPS, earnings (loss) attributable to the Group is allocated as follows:

	2019	2018	2017

Net income (loss) attributable to Owners of the Parent	803,232	301,232	(108,731)
Less: Net loss allocated to participating share grants of the Company	-	-	(2,025)
Less: Net loss allocated to participating shares of Group companies	-	(126)	(20)
Numerator of basic and diluted EPS	803,232	301,358	(106,686)

As of December 31, 2019, only the RSU and stock options are included in diluted EPS calculation for the year then ended.

As of December 31, 2018, the shares issued in connection with the acquisition of Equals were adjusted to basic and diluted EPS calculation since the acquisition date. On September 1, 2018, the Group granted RSU and stock options (Note 26), which are included in diluted EPS calculation for the year then ended.

As of December 31, 2017, the Group had no outstanding and unexercised options to purchase shares and, as such, basic and diluted EPS are the same for the year then ended.

The following table contains the earnings (loss) per share of the Group for the years ended December 31, 2019, 2018 and 2017 (in thousands except share and per share amounts):

	2019	2018	2017

Numerator of basic EPS	803,232	301,358	(106,686)

Equals’ acquisition	-	33,316	-
Weighted average number of outstanding shares	277,320,157	232,499,264	215,571,771
Denominator of basic EPS	277,320,157	232,532,580	215,571,771

Basic earnings (loss) per share - R$	2.90	1.30	(0.49)

Numerator of diluted EPS	803,232	301,358	(106,686)

Equals’ acquisition	-	33,316	-
Share-based payments	4,845,504	1,748,001	-
Weighted average number of outstanding shares	277,320,157	232,499,264	215,571,771
Denominator of diluted EPS	282,165,661	234,280,581	215,571,771

Diluted earnings (loss) per share - R$	2.85	1.29	(0.49)

In accordance with the requirements of IAS 33 – Earnings per share, the denominator at each year was retrospectively adjusted to reflect the share split approved on October 14, 2018 (Note 21).

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

23.	Total revenue and income

	2019	2018	2017

Transaction activities and other services	862,268	587,299	267,509
(-) Taxes and contributions on revenue	(91,978)	(72,687)	(42,555)
(-) Other deductions	(14)	(10)	(739)
Net revenue from transaction activities and other services	770,276	514,602	224,215
Equipment rental and subscription services	368,221	235,682	118,335
(-) Taxes and contributions on revenue	(33,971)	(21,062)	(10,697)
(-) Other deductions	(2,685)	(941)	(2,686)
Net revenue from subscription services and equipment rental	331,565	213,679	104,952
Financial income	1,352,064	842,025	434,251
(-) Taxes and contributions on financial income	(64,304)	(40,703)	(22,073)
Financial income	1,287,760	801,322	412,178
Other financial income	186,367	49,578	25,273
Total revenue and income	2,575,968	1,579,181	766,618

Timing of revenue recognition
Recognized at a point in time	770,276	514,602	224,215
Recognized over time	1,805,692	1,064,579	542,403
Total revenue and income	2,575,968	1,579,181	766,618

24.	Expenses by nature

	2019	2018	2017

Personnel expenses (Note 25)	576,440	421,240	336,902
Financial expenses (a)	353,451	301,065	237,094
Transaction and client services costs (b)	185,396	163,561	126,870
Depreciation and amortization (Note 12)	163,396	92,333	54,584
Third parties services	69,579	42,875	32,932
Marketing expenses and sales commissions (c)	71,811	40,890	26,521
Facilities expenses	30,547	34,095	26,066
Travel expenses	24,660	19,414	12,943
Other	9,223	20,924	8,061
Total expenses	1,484,503	1,136,397	861,973

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

25.	Employee benefits

	2019	2018	2017

Wages and salaries	348,731	242,147	146,153
Social security costs	117,604	70,988	36,577
Profit sharing and annual bonuses	45,596	47,262	15,235
Share-based payments	64,509	60,843	138,937
	576,440	421,240	336,902

The Group provides a standard benefit package to all employees, consisting primarily of health care plans, group life insurance, meal and food vouchers and transportation vouchers. The commission paid to salespeople are included in Wages and salaries.

26.	Share-based payment

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following table outlines the key share-based awards expense and their respective equity or liability balances as of December 31, 2019, 2018 and 2017.

	Equity					Liability
	Class C	RSU	Option	Incentive	Total	Class C	Incentive	Total	Total
Number of shares
As of December 31, 2016	1,444,212	-	-	-	1,444,212	3,545,388	-	3,545,388	4,989,600
Granted	-	-	-	-	-	3,045,420	5,028,282	8,073,702	8,073,702
Repurchased	(339,948)	-	-	-	(339,948)	-	-	-	(339,948)
As of December 31, 2017	1,104,264	-	-	-	1,104,264	6,590,808	5,028,282	11,619,090	12,723,354
Granted	-	5,261,256	135,198	304,920	5,701,374	-	-	-	5,701,374
Issued	-	(146,806)	-	-	(146,806)	-	-	-	(146,806)
Reclassified	6,590,808	-	-	5,028,282	11,619,090	(6,590,808)	(5,028,282)	(11,619,090)	-
Repurchased	(1,814,022)	-	-	-	(1,814,022)	-	-	-	(1,814,022)
Converted	(5,881,050)	-	-	-	(5,881,050)	-	-	-	(5,881,050)
As of December 31, 2018	-	5,114,450	135,198	5,333,202	10,582,850	-	-	-	10,582,850
Granted	-	9,437	5,160	-	14,597	-	-	-	14,597
Issued	-	(159,751)	-	-	(159,751)	-	-	-	(159,751)
Cancelled	-	(529,240)	(106,722)	-	(635,962)	-	-	-	(635,962)
Repurchased	-	-	-	(3,838)	(3,838)	-	-	-	(3,838)
As of December 31, 2019	-	4,434,896	33,636	5,329,364	9,797,896	-	-	-	9,797,896

Class C ordinary shares

The Group granted fully vested share awards from January 2015 to January 2017 entitling key founders and senior executives the issuance of Class C ordinary shares in the Group.

In July 2017, Class C Shares were issued to a holding vehicle in which the key founders and senior executives are shareholders.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

In July 2018, 1,814,022 Class C shares were repurchased by the Group for an initial consideration of R$ 63,230, which was subject to an additional payment upon the occurrence of certain events including the completion of an IPO, sale or private placement (“Capital Event”). Given the consummation of the IPO, such additional payment has been determined in R$ 79,210, calculated by multiplying the number of shares that have been redeemed by 90% of the share price in the Capital Event minus the initial consideration, paid on October 29, 2018, totalizing R$ 142,440.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil, which were then exchanged for common shares in DLP Par and after were exchanged upon consummation of the IPO, as mentioned in Note 21.

Incentive Shares are subject to a 10 year lock-up period after which participants have the right to sell their shares to a third-party buyer for the fair market value of the Company. If a participant ceases employment for any reason before the end of the 10 years lock-up period, the Company have the right to acquire the shares for the price originally paid by the participant, less an applicable discount as below.

Time remaining to the end of the Lock-up period	Discount	Monthly Installments
7-10 years	25%	Up to 120
3-7 years	20%	Up to 60
0-3 years	15%	Up to 36

The Repurchase Right can be exercised at any time up to two years from the participant’s termination date. Once the lock-up period expires and if the participant terminates employment, the Company has a 90-day option to repurchase the shares at the then-current share price.

Based on the repurchase discount schedule the largest payout is 85% of the award’s grant date fair value should a participant leave before the 10-year lock-up period expires. The vesting tranches are broken into three separate tranches, which reflects the terms of the repurchase right and constitutes graded vesting features.

The first tranche represents 75% of the grant date fair value, recognized in full on the grant date. That is, if an employee voluntarily terminates employment up to 3 years from the grant date and the Company exercises its repurchase feature, the participant will receive a cash payment equal to 75% of the grant date fair value.

The second tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 3. This represents the additional 5% potential repurchase payment if the employee satisfies 3 to 7 years of the lock-up period.

The third tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 7. This represents the additional 5% potential repurchase payment if the employee satisfies at least 7 years of the lock-up period but leaves prior to the expiration of the lock-up period.

During 2019, 3,838 Class A common shares were repurchased as a participant left the Company prior to lock-up expiration.

Phantom Share plan

Under the Phantom Share plan granted on December 1, 2017 participants have the right to receive compensation in cash for the appreciation of StoneCo Brasil share price equivalent to the difference between the price per share at the date of grant and the price per share upon a qualifying settlement event. The participant must remain actively employed until the settlement event occurs in order to become vested in the award. A settlement event is defined as the entrance of a new shareholder into the Group who takes possession of more than 50% of voting rights. If the value of the incentive is negative, no amount will be owed to the participant. Therefore, the plan is accounted for as a cash settled award with a liability for the actual cash paid to the employees, which will be the fair value at settlement date. However, as of December 31, 2017, Management did not consider a settlement event probable. As such, no compensation expense has been recognized for this plan in the year ended December 31, 2017. In September 2018, these shares were converted to RSU awards and recognized in equity over the vesting period.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Restricted share units

In September 2018, the Group granted new awards of restricted share units (“RSUs”). In addition, all outstanding Phantom Shares, which were originally granted on December 1, 2017, were converted to RSU awards. These awards are equity classified, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. The Company issued 5,261,256 awards (including Phantom Shares converted to RSUs) as RSU, and, of which approximately 6% were vested until the IPO, 9% vest in 4 years, 18% vest in 5 years, 21% vest in 7 years, and 46% vest in 10 years. Afterwards, some employees that have not traded their shares on IPO, returned 11,601 shares to treasury to pay the withholding taxes. On the grant date the share price was US$ 24.00.

In April 2019 in connection with the follow-on offering, the Company accelerated the vesting of 151,182 Class A common shares, net of withholding taxes, underlying RSU awards. This relates to the acceleration of certain awards to allow recipients to participate in the offering and/or to sell Class A common shares in the open market on or around the closing of this offering.

In August 2019, the Group granted new 9,437 awards as RSUs and also cancelled 527,350. These new awards granted are similar to the granted in September 2018, except for the vesting period that are vested 15% until 5 years, 20% until 7 years and 65% until 10 years. On the grant date the share price was US$ 35.54.

In December 2019, the Company delivered 8,569 Class A common shares hold in treasury shares, net of withholding taxes, to a former employee also in the same period 1,890 awards were cancelled.

Stock options

In September 2018, the Group issued 135,198 awards as stock options, of which approximately 77% have exercise date in 5 years, 5% in 7 years and 18% in 10 years. During 2019, the group also cancelled 106,722 awards as employees left the Company. The strike price for the grant is US$ 24.00.

In August 2019 the Group granted new 5,160 awards, of which approximately 50% have exercise date in 3 years and 50% in 5 years. The strike price for the grant is US$ 30.00.

The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

The total expense, including taxes and social charges, recognized for the programs for the year was R$ 64,509 (2018 - R$ 60,843).

27.	Financial instruments

(i)	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Risk management is carried out by a central treasury department (“Group treasury”) under policies approved by the Board of Directors. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

a)	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the groups exposures to third parties, including cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

The carrying amount of financial assets represents the maximum credit exposure.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds and use of derivative instruments are only conducted with carefully selected financial institutions.

Accounts receivable from card issuers

The Group, in accordance with the rules established by payment scheme networks, have instruments to mitigate the risks of accounts receivable from financial institutions licensed by card companies. The Group’s receivables from card issuers are backed by requirements on card issuers to maintain guarantees—collateral or bank—considering the credit risk of the issuer, sales volume and the residual risk of default of cardholders. This requirement is mandatory for all issuers determined to have credit risk and the amounts are reviewed periodically by the card companies and the Group. To-date, the Group has not incurred losses from card issuer receivables.

b)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises mainly two types of risk: interest rate risk and currency risk. Financial instruments affected by market risk include loans and borrowings, deposits and derivative financial instruments.

Interest rate risk

This risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

The Group’s interest rate risk arises mainly from short-term investments and long-term borrowings. Short-term investments contracted in Brazilian reais are mainly exposed to changes in the CDI rate. Borrowings are mainly exposed to interest rate fluctuations in the CDI and rates that are determined by Brazilian Central Bank.

Interest rate sensitivity

Interest rate risk is the risk that the fair value and future cash flows of a financial instrument fluctuates due to changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates arises primarily from short-term investments and both short and long-term borrowings subject in each case to variable interest rates, principally the CDI rate.

The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of December 31, 2019. For this analysis, the Group adopted as a probable scenario for the future interest rates of 5,78% for the CDI rate. As a result, financial income (with respect to short-term investments) and financial expense, net (with respect to both short and long-term borrowings) would be impacted as follows:

Transactions	Interest rate risk	Book value	Reasonably possible change	Impact on profit or loss before tax
Short-term investments	CDI variation	2,758,265	10%	1,103
Loans and financing	CDI variation	(2,910,550)	10%	(1,261)
Obligations to FIDC quota holders	CDI variation	(3,710,894)	10%	(1,581)
				(1,738)

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

Foreign currency risk

The Group from time to may enter into derivatives contracts in order to offset foreign currency exchange rate risk which arise from assets and liabilities that are primarily denominated in U.S. dollars and Euros. The Group’s foreign currency exposure gives rise to minimum market risks associated with exchange rate movements.

As the Group’s borrowings are denominated in Brazilian reais, there is no significant exposure to currency risk. Other liabilities denominated in U.S. dollars are related to other accounts payable by subsidiaries located in the United States, but without significant exchange risk.

The Group has accounts receivable denominated in U.S. dollars derived from transactions with credit cards issued abroad and captured at accredited establishments in Brazil, which are settled at issuing banks abroad through card companies, but without significant exchange risk.

The Group also has certain investments in foreign operations, denominated in currencies other than Group’s functional currency, and whose net assets are exposed to foreign currency translation risk.

As of December 31, 2019 there were foreign currency non-deliverable forwards, accounted for as derivative financial instruments and measure at fair value through profit or loss.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in U.S. dollar, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives.

Transactions	Denomination currency	Book value	Reasonably possible change	Impact on profit or loss before tax
Cash and cash equivalents - Deposits	U.S. dollar	58,262	10.00%	5,826
Short-term investments - Equity securities	U.S. dollar	2,908,470	10.00%	290,847
Short-term investments - Others	U.S. dollar	10,027	10.00%	1,003
		2,976,759		297,676

The Group’s exposure to foreign currency changes for all other currencies is not material.

c)	Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance team. Group Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements—for example, currency restrictions.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to the Group’s treasury department. Group treasury department invests surplus cash in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. At the balance sheet date, the Group held short term investments of R$ 2,937,029 (2018 - R$ 2,770,589) that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyzes the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At December 31, 2019
Accounts payable to clients	6,500,071	-	-	-
Trade accounts payable	97,825	-	-	-
Loans and financing	2,947,811	29,762	20,643	37,078
Obligations to FIDC quota holders	2,090,894	1,620,000	-	-
Derivative financial instruments liabilities	1,354	-
Other liabilities	80,619	5,051	-	-

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At December 31, 2018
Accounts payable to clients	4,996,102	-	-	-
Trade accounts payable	117,836	-	-	-
Loans and financing	761,056	1,395	-	-
Obligations to FIDC quota holders	16,646	2,057,925	-	-
Other liabilities	14,248	4,667	-	-

d)	Fraud risk

The Group’s exposure to operational risk from fraud is the risk that a misuse, or a wrongful or criminal deception will lead to a financial loss for one of the parties involved on a bankcard transaction. Fraud involving bankcards includes unauthorized use of lost or stolen cards, fraudulent applications, counterfeit or altered cards, and the fraudulent use of a cardholder’s bankcard number for card-not-present transactions.

While the costs of most fraud involving bankcards remain with either the issuing financial institution or the client, the Group is occasionally required to cover fraudulent transactions in the following situations:

•	Where clients also contract anti-fraud services rendered by the Group entities; or

•	Through the chargeback process if the Group does not follow the minimum procedures, including the timely communication to all involved parties about the occurrence of a fraudulent transaction.

e)	Collateral

The Group has pledged part of its accounts receivable from card issuers in order to fulfil the collateral requirements for the loan contract with private entity (Note 18 (e)).

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(ii)	Financial instruments by category

a)	Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At December 31, 2019
Short-term investments	-	2,926,509	10,520	2,937,029
Accounts receivable from card issuers	-	-	14,066,814	14,066,814
Trade accounts receivable	124,756	124,661	-	249,417
Derivative financial instruments	-	14,062	-	14,062
Other assets	151,030	-	-	151,030
	275,786	3,065,232	14,077,334	17,418,352

At December 31, 2018
Short-term investments	-	2,762,071	8,518	2,770,589
Accounts receivable from card issuers	-	-	9,244,608	9,244,608
Trade accounts receivable	44,616	-	-	44,616
Derivative financial instruments	-	1,195	-	1,195
Other assets	15,367	-	-	15,367
	59,983	2,763,266	9,253,126	12,076,375

b)	Liabilities as per statement of financial position

	Amortized cost	FVPL	Total

At December 31, 2019
Accounts payable to clients	6,500,071	-	6,500,071
Trade accounts payable	97,825	-	97,825
Loans and financing	3,035,294	-	3,035,294
Obligations to FIDC quota holders	3,710,894	-	3,710,894
Derivative financial instruments	-	1,354	1,354
Other liabilities	85,670	-	85,670
	13,429,754	1,354	13,431,108

At December 31, 2018
Accounts payable to clients	4,996,102	-	4,996,102
Trade accounts payable	117,836	-	117,836
Loans and financing	762,451	-	762,451
Obligations to FIDC quota holders	2,074,571	-	2,074,571
Derivative financial instruments	-	586	586
Other liabilities	18,915	-	18,915
	7,969,875	586	7,970,461

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(iii)	Fair value estimation

a)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	2019			2018
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short-term investments (1)	2,937,029	2,937,029	I /II	2,770,589	2,770,589	I /II
Accounts receivable from card issuers (2)	14,066,814	14,066,814	II	9,244,608	9,244,608	II
Trade accounts receivable (3)	249,417	249,417	II	44,616	44,616	II
Derivative financial instruments (4)	14,062	14,062	II	1,195	1,195	II
Other assets (3)	151,030	151,030	II	15,367	15,367	II
	17,418,352	17,418,352		12,076,375	12,076,375

Financial liabilities
Accounts payable to clients (5)	6,500,071	6,380,302	II	4,996,102	4,898,949	II
Trade accounts payable (3)	97,825	97,825	II	117,836	117,836	II
Loans and financing (5)	3,035,294	3,041,500	II	762,451	747,651	II
Obligations to FIDC quota holders (5)	3,710,894	3,709,871	II	2,074,571	2,045,397	II
Derivative financial instruments (4)	1,354	1,354	II	586	586	II
Other liabilities (3)	85,670	85,670	II	18,915	18,915	II
	13,431,108	13,316,522		7,970,461	7,829,334

(1)	The carrying values of short-term investments approximate their fair values due to their short-term nature.

(2)	Accounts receivable from card issuers are measured at FVOCI as they are held to collect contractual cash flows and can sell the receivable. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)	The carrying values of trade accounts receivable, other accounts receivable, trade accounts payable and other accounts payable are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values is assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days.

(4)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs.

(5)	Accounts payable to clients, loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future cash flows using weighted average cost of capital rate.

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

For the years ended December 31, 2019 and 2018, there were no transfers between Level I and Level II fair value measurements and between Level II and Level III fair value measurements.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(iv)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of December 31, 2019, and 2018, the Group has no financial instruments that meet the conditions for recognition on a net basis.

(v)	Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.

In order to maintain or adjust the capital structure of the Group, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Group monitors capital on the basis of the adjusted net cash / net debt. Adjusted net cash / net debt is calculated as adjusted cash (including cash and cash equivalents, short-term investments and accounts receivable from card issuers as shown in the consolidated statement of financial position), net of adjusted debt (including accounts payable to clients, current and non-current loans and financing and obligations to FIDC quota holders as shown in the consolidated statement of financial position).

The Group’s strategy is to keep a positive adjusted net cash. The adjusted net cash as of December 31, 2019 and 2018 was as follows:

	2019	2018

Cash and cash equivalents	968,342	297,929
Short-term investments	2,937,029	2,770,589
Accounts receivable from card issuers	14,066,814	9,244,608
Loans held for sale	124,661	-
Derivative financial instruments (a)	12,348	1,195
Adjusted cash	18,109,194	12,314,321

Accounts payable to clients	(6,500,071)	(4,996,102)
Loans and financing (b)	(2,912,033)	(762,451)
Obligations to FIDC quota holders	(3,710,894)	(2,074,571)
Derivative financial instruments	(1,354)	(586)
Adjusted debt	(13,124,352)	(7,833,710)

	4,984,842	4,480,611

(a)	Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars;

(b)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

Although capital is managed considering the consolidated position, the subsidiaries Stone and MNLT maintain a minimum equity, within the working capital requirements for Accrediting Payment Institutions under the Brazilian Central Bank (“BACEN”) regulations, corresponding to at least 2% of the monthly average of the payment transactions in past 12 months. The subsidiary Stone SCD also maintain a minimum equity required by BACEN for companies that offer credit by its own capital.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

28.	Transactions with non-controlling interests

The effects of transactions with non-controlling interests on the equity attributable to the owners of the parent are comprised of:

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non-controlling interests
For the year ended December 31, 2017
Transactions between parent and non-controlling interests:
Acquisition of additional interest in Stone (a)	-	(49,677)	(179,323)	(229,000)
Acquisition of additional interest in StoneCo Brasil (b)	-	(2,790)	(18,690)	(21,480)
Acquisition of non-controlling interest	-	(52,467)	(198,013)	(250,480)

Transactions between subsidiaries and shareholders:
Capital contribution to subsidiary and increase of NCI in StoneCo Brasil (b)	1,483	8,184	(8,184)	-
Non-controlling share of changes in equity at indirect subsidiaries (d)	-	(3,875)	3,875	-
Dilution of non-controlling interest	1,483	4,309	(4,309)	-
	1,483	(48,158)	(202,322)	(250,480)

For the year ended December 31, 2018
Transactions between parent and non-controlling interests:
Acquisition of additional interest in StoneCo Brasil (b)	-	(989)	(5,701)	(6,690)
Capital contribution to subsidiary	1,992	-	-	-
Exchange of shares with non-controlling interests in StoneCo Brasil (b)	-	(19,594)	19,594	-
Acquisition of non-controlling interest	1,992	(20,583)	13,893	(6,690)

Transactions between subsidiaries and shareholders:
Repurchase of shares in treasury by subsidiary and dilution of interest in Cappta (c)	-	(54)	(51)	-
Non-controlling share of changes in equity at indirect subsidiaries (d)	-	1	(1)	-
Dilution of non-controlling interest	-	(53)	(52)	-
	1,992	(20,636)	13,841	(6,690)

(a)	Transactions with non-controlling interest of Stone.

On October 31, 2017, the Group acquired the remaining 10.1% of the outstanding shares of Stone for a purchase consideration of R$ 229,000 and now holds 100% of the equity share capital of Stone. The carrying amount of the non-controlling interests in Stone on the date of acquisition was R$ 49,677. The excess of consideration of R$ 179,323 was recognized as a decrease to equity of the parent. As of December 31, 2018, the amount of the total consideration was fully paid (2017 - R$ 29,000 outstanding, recorded in other accounts payable).

(b)	Transactions with non-controlling interest of StoneCo Brasil

In the course of 2017, the subsidiary StoneCo Brasil issued 1,161,375 new shares, disproportionally subscribed by its shareholders, in the total amount of R$ 202,830. The Group contributed R$ 201,347 for the purchase of 1,113,083 new shares while the non-controlling parties contributed R$ 1,483 for the remaining shares. This resulted in dilution of the Group’s interest in StoneCo Brasil from 97.9% to 97.2% and a corresponding increase in the non-controlling interest’s share.

Additionally, in 2017, the Group acquired 0.4% of the outstanding shares of StoneCo Brasil for consideration of R$ 21,480, owning 97.6% of StoneCo Brasil. The carrying amount of the non-controlling interests in StoneCo Brasil on the date of acquisition was R$ 2,790. The excess consideration of R$ 18,690 was recognized as a decrease to equity of the parent.

The resulting effect of these events in 2017 was an increase of R$ 8,184 in non-controlling interest with a corresponding decrease of equity of owners of the parent.

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

During 2018, the Group acquired from non-controlling parties 0.1% of the outstanding shares of StoneCo Brasil (via DLP Par) for a consideration of R$ 6,690, increasing the Group’s share of StoneCo Brasil from 97.6% to 97.7%. The carrying amount of the non-controlling interests in StoneCo Brasil on the date of acquisition was R$ 989. The excess consideration of R$ 5,701 was recognized as a decrease to equity of the parent. As of December 31, 2019, the outstanding amount of the total consideration not paid was R$ 4,099 (2018 - R$ 5,022), recorded in other accounts payable.

In October 2018, in connection with the consummation of the IPO, the Co-Investment Shares, thereon represented by common shares in DLP Par, were exchanged for Company’s Class A common shares through the execution of a contribution agreement entered into between the Company and each holder of awards under such plans, totaling 5,333,202 shares of the Company. This resulted in an increase of the Group’s share of StoneCo Brasil from 97.7% to 100.0%. By derecognizing the remaining non-controlling interests, a net increase of R$ 19,594 was recorded in equity attributable to owners of the parent.

(c)	Transactions with non-controlling interest of Cappta

In 2018, the subsidiary Cappta acquired from its minority shareholder 64,177 of its own shares. This resulted in an increase of the Group’s interest in Cappta from 53.3% to 61.8%. Such shares are currently held in treasury. The transaction was recorded as a decrease in equity attributable to owners of the parent and to NCI.

(d)	Allocation of changes in equity in indirect subsidiaries to non-controlling interests

Due to the acquisition of additional interest of Stone in 2017, non-controlling interest decreased by R$ 3,875. Due to changes in StoneCo Brasil’s share of Cappta in 2018 as shown in the table above, non-controlling interest increased by R$ 1.

In 2019 there are no transactions between parent and non-controlling interests. There are no material NCI at December 31,2019.

29.	Other disclosures on cash flows

(a) Non-cash operating activities
	2019	2018	2017
Fair value adjustment on accounts receivable from card issuers	22,818	92,063	-
Fair value adjustment on equity instruments	938	(954)	-

(b) Non-cash investing activities
	2019	2018	2017
Property and equipment and intangible assets acquired through lease	154,650	4,339	-

(c) Non-cash financing activities
	2019	2018	2017
Unpaid consideration for acquisition of non-controlling shares (Note 28)	4,099	5,022	29,480

StoneCo Ltd.

Notes to consolidated financial statements
December 31, 2019, 2018 and 2017
(In thousands of Brazilian Reais, unless otherwise stated)

(d) Property and equipment, and intangible assets
	2019	2018	2017
Additions of property, plant and equipment (Note 12)	(381,893)	(159,047)	(140,982)
Additions of right of use (IFRS 16)	76,202	-	-
Payments from previous year	(18,160)	-	-
Purchases not paid at year end	1,050	18,160	-
Prepaid purchases of POS	(10,767)	-	-
Purchases of property and equipment	(333,568)	(140,887)	(140,982)

Additions of intangible assets (Note 13)	(104,687)	(49,177)	(21,283)
Additions of right of use (IFRS 16)	37,513	-	-
Purchases not paid at year end	-	4,339	-
Capitalization of borrowing costs	793	-	-
Purchases and development of intangible assets	(66,381)	(44,838)	(21,283)

Net book value of disposed assets (Note 12 / Note 13)	15,743	24,133	14,489
Loss on disposal of property and equipment and intangible assets	(14,639)	(10,712)	(5,461)
Proceeds from disposal of property and equipment and intangible assets	1,104	13,421	9,028

(e)	Loans held for sale

Loans held for sale represent a use of R$ 124,661 on operating activities in the consolidated statement of cash flows.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: March 2, 2020